SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Parent Company and Consolidated

Quarterly Information (ITR)

GOL Linhas Aéreas Inteligentes S.A.

June 30, 2021

with Review Report on the Quarterly Information

Gol Linhas Aéreas Inteligentes S.A.

Parent Company and Consolidated Quarterly Information (ITR)

June 30, 2021

Contents

Comments on the Performance	2
Report of the Statutory Audit Committee (SAC)	6
Statement of the Executive officers on the Parent Company and Consolidated Quarterly Information (ITR)	7
Statement of the Executive officers on the Independent Auditors’ Review Report	8
Review Report of the Independent Auditors on the Quarterly Information (ITR)	9

Balance Sheets	11
Income Statements	13
Statements of Comprehensive Income (SCI)	15
Statements of Changes in Shareholders’ Equity (SCSE)	16
Statements of Cash Flows (SCF)	17
Statements of Value Added (SVA)	19
Notes to the Parent Company and Consolidated Quarterly Information (ITR)	20

Comments on the Performance

GOL is intensely focused on improving its operations as the Company restores its network to meet the ramp-up in demand. “I am beyond thankful for our employees, the Team of Eagles, who are leading with care, clarity and confidence, resulting in successful management throughout the crisis, and placing the Company in a solid position in resuming its operations,” said Kakinoff.

Sales: Consolidated gross sales reached approximately R$1.7 billion in the 2Q21. GOL’s average daily sales reached R$18 million, which represents around 54% of pre-pandemic sales levels, R$300 million above 1Q21 and at the same levels of 4Q20. A traditionally weak quarter proved to be a period of recovery for the industry, which resumed growth in line with the downtrend in cases of Covid-19. During the pandemic, the Company maintained its guideline to invest in technology, having sustained aircraft occupancy close to 80%, even at the peak of the crisis, through robust software and data analytics. Furthermore, these investments are an important item in better pricing the tickets and managing the network.

Network and Fleet: GOL’s fleet currently has 94 737-800 aircraft, 23 737-700 aircraft and 10 Boeing 737 MAX aircraft. In June, the Company started operating the Boeing 737 MAX 8 in Congonhas, São Paulo, one of the most important and busiest airports in the country. As a result of its flexibility, GOL's network was redesigned with a focus on leisure demand, mainly in the Northeast, through the Salvador hub.

“We continue to prove that our standardized and flexible fleet is still the best strategy to meet demand fluctuations. We are getting greater value from our network than other carriers, and resuming operations with increased quality when compared to the pre-pandemic period. We also have fewer route overlaps with competitors, and can adjust our frequencies in booming markets almost instantaneously,” commented Celso Ferrer, Vice President of Operations.

GOL recently announced the acquisition of MAP Linhas Aéreas, a Brazilian domestic airline with routes to regional destinations, and from Congonhas Airport, to expand its network and capacity as it seeks to revitalize demand for leisure and business travel. With the acquisition, the Company further invests in the regional air transport market, especially in the Amazonia region. GOL maintains its traditional flexibility since there are no commitments regarding its fleet and staff.

“We believe that the acquisition of MAP is currently the best opportunity for rational consolidation in the Brazilian aviation market. From now on, we will remain focused on our organic growth strategy, stimulating demand in the business and leisure segments as Brazil emerges from the pandemic in order to expand our network,” added Kakinoff.

Customer experience: The Company stands out for human and intelligent relationships, which are important drivers that provide the best experience for Customers. “With technology as a major ally, the experience of flying with GOL is increasingly faster, simpler, and more independent. We remain the best choice for leisure and business travel,” said Eduardo Bernardes, Vice President of Sales, Marketing and Clients.

GOL’s Net Promoter Score (NPS) reached 43 in the 2Q21, a solid metric resulting from the best-in-market product and its highly engaged Customer service team.

Liquidity: The Company repaid approximately R$420 million of its principal amortizable debt in the second quarter of 2021 and, simultaneously, released assets with a fair value of US$250 million, demonstrating its commitment to strengthening its balance sheet. The acquisition of Smiles’ equity interest held by minority shareholders will boost cash generation and improve GOL’s creditworthiness.

Considering the amounts fundable from deposits and unencumbered assets, the Company’s potential sources of liquidity resulted in approximately R$5 billion of accessible liquidity. The average maturity of GOL’s long-term debt, excluding aircraft leases and perpetual notes, is approximately 3.4 years, with the main obligations already allocated to GOL’s cash flow. The net debt ratio (excluding Exchangeable Notes and perpetual bonds) to adjusted LTM EBITDA was 10.1x on June 30, 2021, representing the lowest leverage among its peers.

Furthermore, the Company has been working to strengthen margins, and has kept its fixed-costs low compared to the pre-pandemic period, in addition to converting its fixed payroll and leasing costs to variable. The strong and agile response to the pandemic in terms of liquidity was possible due to the work of strengthening the balance sheet over the last 5 years, which the Company has carried out diligently and continuously.

“Even in an atypical year, GOL stands out among the few global airlines for repaying approximately R$6.0 billion in debt since the beginning of 2020, its disciplined liquidity management and its ability to get value from the current assets. This strategy enables GOL to focus on growing with profitability, leaving the crisis with a lighter and stronger balance sheet, compared to its competitors,” said Richard Lark, Chief Financial Officer. “The absorption of Smiles’ loyalty program, together with the capital increase led by the controlling shareholders totaled approximately R$1.0 billion in new equity capital.”

2

Leasing: During the second quarter, GOL maintained flexibility for the duration of its fixed monthly payments contracts remaining variable (power-by-the-hour). The agreements signed with its lessors allow the extension of the deferrals in order to be adjusted proportionally to the recovery of capacity during the year 2021, which enables a lower volume of payments. The efficient management of the lease contracts allowed the Company to record the lowest fleet indebtedness among local peers, and with the lowest commitment of dollars per aircraft.

Sustainability: GOL invests in several initiatives to mitigate its impacts, and it is the first airline in Latin America to affirm its commitment to zero carbon emissions by 2050, by using SAFs (Sustainable Aviation Fuels), and through operational and technical improvements that reduce GHG (Greenhouse Gases) emissions, in line with the guidelines of IATA and the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA). Furthermore, it is the first airline to offer its passengers the option to offset carbon from their travels through a partnership with Moss, an environmental carbon credit platform. The emissions are offset with MCO2, a global token backed by blockchain, which offsets carbon emissions by supporting certified environmental projects in the Amazon.

Operating and Financial Indicators

Traffic Data – GOL (in Millions)	2Q21	2Q20	% Var.	6M21	6M20	% Var.
RPK GOL – Total	3,432	773	344.0%	9,024	10,721	-15.8%
RPK GOL – Domestic	3,432	771	345.1%	9,024	9,431	-4.3%
RPK GOL – International	-	2	NM	-	1,290	NM
ASK GOL – Total	4,033	990	307.4%	11,032	13,452	-18.0%
ASK GOL – Domestic	4,033	986	309.0%	11,032	11,668	-5.5%
ASK GOL – International	-	4	NM	-	1,784	NM
GOL Load Factor – Total	85.1%	78.1%	7.0 p.p.	81.8%	79.7%	2.1 p.p.
GOL Load Factor – Domestic	85.1%	78.2%	6.9 p.p.	81.8%	80.8%	1.0 p.p.
GOL Load Factor – International	-	56.2%	NM	0.0%	72.3%	NM
Operating Data	2Q21	2Q20	% Var.	6M21	6M20	% Var.
Revenue Passengers - Pax on Board ('000)	2,922	627	NM	7,417	8,973	-17.3%
Aircraft Utilization (Block Hours/Day)	8.0	6.5	23.1%	9.0	11.4	-21.1%
Departures	19,662	5,146	282.1%	52,459	68,102	-23.0%
Total Seats (‘000)	3,504	821	326.8%	9,248	11,655	-20.7%
Average Stage Length (km)	1,142	1,177	-3.0%	1,182	1,139	3.8%
Fuel Consumption (mm liters)	113	30	276.7%	305	393	-22.4%
Full-time Employees (at Period End)	13,754	15,981	-13.9%	13,754	15,981	-13.9%
Average Operating Fleet(6)	53	17	211.8%	65	65	0.0%
On-time Departures	96.3%	96.1%	0.2 p.p.	96.3%	96.9%	-0.6 p.p.
Flight Completion	99.0%	94.2%	4.8 p.p.	98.6%	97.3%	1.3 p.p.
Passenger Complaints (per 1,000 pax)	1.35	5.99	-77.5%	0.97	4.53	-78.6%
Lost Baggage (per 1,000 pax)	1.89	2.07	-8.7%	1.86	2.21	-15.8%
Financial Information	2Q21	2Q20	% Var.	6M21	6M20	% Var.
Net YIELD (R$ cents)	25.86	31.48	-17.9%	25.53	29.71	-14.1%
Net PRASK (R$ cents)	22.01	24.58	-10.5%	20.88	23.67	-11.8%
Net RASK (R$ cents)	25.50	36.15	-29.5%	23.53	26.06	-9.7%
CASK (R$ cents)(4)	42.47	79.16	-46.3%	32.87	22.25	47.7%
CASK Ex-Fuel (R$ cents)(4)	33.14	65.44	-49.4%	24.33	13.80	76.3%
Adjusted CASK(6)	21.94	34.09	-35.6%	20.34	18.93	7.4%
Adjusted CASK(6) Ex-Fuel (R$ cents)(4)	12.95	28.11	-53.9%	12.32	11.05	11.5%
Breakeven Load Factor(4)	NM	NM	NM	NM	NM	NM
Average Exchange Rate(1)	5.2907	5.3854	-1.8%	5.3862	4.9218	9.4%
End of Period Exchange Rate(1)	5.0022	5.4760	-8.7%	5.0022	5.4760	-8.7%
WTI (Average per Barrel. US$)(2)	66.10	28.00	136.1%	62.21	36.82	69.0%
Price per Liter Fuel (R$)(3)	3.35	2.19	53.0%	3.00	2.74	9.5%
Gulf Coast Jet Fuel (Average per Liter, US$)(2)	0.46	0.21	119.0%	0.44	0.29	51.7%

(1) Source: Brazilian Central Bank; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Excluding non-recurring expenses and Idle expenses. (5) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the financial statements due to rounding. (6) Considers only expenses related to current operating levels.

Domestic market

GOL’s domestic demand was 3,432 million RPK, an increase of 344.0%, while the ASK supply increased 307.4% compared to 2Q20, and the load factor reached 85.1% in the quarter. The Company transported 2.9 million Customers in 2Q21, an increase of 366.0% compared to the same period in 2020.

3

International market

In 2Q21, the Company carried out non-regular charter flights for soccer teams in championships. As most country borders were closed, GOL did not offer regular international flights.

Volume of Departures and Total Seats

The total volume of the Company’s departures was 19,662, an increase of 282.1% over 2Q20. The total number of seats available to the market was 3.5 million in the second quarter of 2021, an increase of 326.8% quarter-over-quarter.

PRASK, Yield and RASK

Net PRASK decreased by 10.5% in the quarter when compared to 2Q20, reaching 22.01 cents (R$), mainly due to the higher volume of ASKs compared to the same period last year. GOL’s net RASK was 25.50 cents (R$) in 2Q21, a decrease of 29.5% compared to 2Q20 and a 13.8% increase over 1Q21. Net yield decreased 17.9% compared to 2Q20, reaching 25.86 cents (R$), but increase 2.1% when compared to 1Q21.

Fleet

At the end of 2Q21, GOL's total fleet was 127 Boeing 737 aircraft, comprised of 117 NGs and ten (10) MAXs (operational). At the end of 2Q20, GOL's total fleet was 130 aircraft, of which seven (7) were MAXs (non-operational). The average age of the Company's fleet was 11.3 years at the end of 2Q21.

GOL does not operate widebody aircraft, and has no aircraft financed via the capital markets, EETCs or finance leases. Its operating fleet is 100% composed of narrow body aircraft financed via operating leases.

Final	2Q21	2Q20	Var.	1Q21	Var.
B737s	127	130	-3	127	0
B737-7 NG	23	23	0	23	0
B737-8 NG	94	100	-6	96	-2
B737-8 MAX 8	10	7	3	8	2

As of June 31, 2021, GOL had 95 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 73 were orders for 737 MAX-8 and 22 orders were for 737 MAX-10. The Company's fleet plan returns up to six (6) operational aircraft by the end of 2021, with the flexibility to return even more aircraft if necessary

Fleet Plain	2021E	2022E	2023E	>2024E	Total
Operating Fleet at the End of the Year	128	131
Aircraft Commitments (R$ MM)		899.3	3,543.1	19,125.2	23,567.6

During the second quarter, GOL maintained flexibility on its fixed monthly payments via variable (power-by-the-hour) contracts. The agreements signed with its lessors allow for the extension of deferrals in order to be adjusted proportionally to the recovery of capacity during 2021. Leasing remeasurement took into account the new payment flows, the discount rate and the exchange rate on the date of the contractual changes. The calculated effects were recorded as an increase in the lease liability in the amount of R$47.4 million, with a corresponding decrease in fixed assets.

Glossary of Industry Terms

•	AIRCRAFT LEASING: an agreement through which a company (the lessor) acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AVAILABLE SEAT KILOMETERS (ASK): The aircraft seating capacity is multiplied by the number of kilometers flown.
•	BARREL OF WEST TEXAS INTERMEDIATE (WTI): Intermediate oil from Texas, a region that serves as a reference to the name for concentrating oil exploration in the USA. WTI is used as a reference point in oil for the US derivatives markets.
•	BRENT: Oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.
•	TOTAL CASH: Total cash, financial investments, and restricted cash in the short- and long-term.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.
4

•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.
•	AVERAGE STAGE LENGTH: It is the average number of kilometers flown per stage performed.
•	EXCHANGEABLE SENIOR NOTES (ESN): Securities convertible into shares.
•	AIRCRAFT CHARTER: Flight operated by a Company that is out of its normal or regular operation.
•	BLOCK HOURS: Time in which the aircraft is in flight, plus taxi time.
•	LESSOR: The party renting a property or other asset to another party, the lessee.
•	LONG-HAUL FLIGHTS: Long-distance flights (in GOL’s case, flights of more than four hours’ duration).
•	REVENUE PASSENGERS: total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS PAID (RPK): sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	PDP: Credit for financing prepayments for the acquisition of aircraft.
•	Load Factor: Percentage of the aircraft’s capacity used in terms of seats (calculated by dividing the RPK/ASK).
•	Break-Even Load Factor: Load factor required for operating revenues to correspond to operating expenses.
•	Aircraft Utilization Rate: Average number of hours per day that the aircraft was in operation.
•	Passenger Revenue per Available Seat Kilometer (PRASK): total passenger revenue divided by the total number of available seat kilometers.
•	Operating Revenue per Available Seat Kilometers (RASK): The operating revenue is divided by the total number of available seat kilometers.
•	Sale-leaseback: A financial transaction whereby a resource is sold and then leased back, enabling the use of the resource without owning it.
•	SLOT: The right of an aircraft to take off or land at a given airport for a determined period.
•	Sub-Lease: An arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	Freight Load Factor (FLF): Measure of capacity utilization (% of AFTKs used). Calculated by dividing FTK by AFTK.
•	Freight Tonne Kilometers (FTK): The demand for cargo transportation, calculated as the weight of the cargo in tons multiplied by the total distance traveled.
•	Available Freight Tonne Kilometer (AFTK): Weight of the cargo in tons multiplied by the kilometers flown.
•	Yield per Passenger Kilometer: The average value paid by a passenger to fly one kilometer.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial income (expenses), and those related to growth prospects of GOL, which are, by nature, subject to significant risks and uncertainties. The estimates and forecasts in this document involve known and unknown risks, uncertainties, contingencies, and other factors, many of which are beyond GOL’s control and which may lead the results, performances, or events to be substantially different from those expressed or implied in these statements. The forward-looking statements in this document are based on several assumptions related to GOL’s current and future business strategies and GOL’s future operating environment and are not a guarantee of future performance. GOL does not issue any statement or provide any guarantee that the results anticipated by the estimates in this document will be equivalent to those effectively achieved by GOL. Although GOL believes that the estimates here are reasonable, they may prove incorrect, and the final results may differ. These are merely estimates and projections and, as such, are based exclusively on management’s expectations for GOL. Such forward-looking statements depend, substantially, on external factors and risks presented in the disclosure documents filed by GOL, apply exclusively to the date they were issued and are, therefore, subject to change without prior notice.

Non-Accounting Measures

To be consistent with industry practice, the Company discloses so-called non-GAAP financial measures, which are not recognized under IFRS or other accounting standards, including “Net Debt”, “Total Liquidity” and “EBITDA”. GOL’s Management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts, and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other airlines and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

5

Report of the Statutory Audit Committee (“SAC”)

The Statutory Audit Committee of Gol Linhas Aéreas Inteligentes S.A., in compliance with its legal and statutory obligations, has reviewed the Parent Company and Consolidated Quarterly Information (ITR) for the three-month and sixth-month periods ended June 30, 2021. Based on the procedures we have undertaken and considering the independent auditors’ review report issued by Grant Thornton Auditores Independentes and the information and explanations we have received during the quarter, we conclude that these documents can be submitted to the assessment of the Board of Directors.

São Paulo, July 28, 2021

André Béla Jánszky

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

Germán Pasquale Quiroga Vilardo

Member of the Statutory Audit Committee

6

Statement of the Executive Officers on the Parent Company and Consolidated Quarterly Information (ITR)

Under the provisions of CVM Instruction 480/09, the executive officers state that they have discussed, reviewed, and approved the Parent Company and Consolidated Quarterly Information (ITR) for the three-month and sixth-month periods ended June 30, 2021.

São Paulo, July 28, 2021

Paulo Sérgio Kakinoff

Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President, Chief Financial Officer, and Investor Relations Officer

7

Statement of the Executive officers on the Independent Auditors’ Review Report

Under the provisions of CVM Instruction 480/09, the Executive Board states that it has discussed, reviewed, and agreed with the conclusion of the review report from the independent auditor, Grant Thornton Auditores Independentes, on the Parent Company and Consolidated Quarterly Information (ITR) for the three-month and sixth-month periods ended June 30, 2021.

São Paulo, July 28, 2021

Paulo Sérgio Kakinoff

Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President, Chief Financial Officer, and Investor Relations Officer

8

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)
Independent auditor’s report on review of interim financial information

Grant Thornton Auditores Independentes Av. Eng. Luís Carlos Berrini, 105 - 12[o] andar Itaim Bibi, São Paulo (SP) Brasil T +55 11 3886-5100

To the Board of directors and shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended June 30, 2021, comprising the balance sheet as of June 30, 2021 and the respective statements of income and of comprehensive income for the periods of three and six months then ended and of changes in shareholders’ equity and of cash flows for the period of six months then ended, including the footnotes.

Management is responsible for the preparation of the individual interim financial information in accordance with the NBC TG 21 – Interim Financial Reporting and of the consolidated interim financial information in accordance with the NBC TG 21 and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Exchange Securities Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

9

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Emphasis of matter

Significant uncertainty as to the ability to continue as a going concern

We draw attention to Note 1, which states that the individual and consolidated interim financial information were prepared under the assumption of going concern. As described in the aforementioned note, the Company has faced recurring reductions in operations, mainly due to the effects of the COVID-19 pandemic, with a significant decrease in demand (a 28% reduction in passengers revenues in the first semester of 2021 compared to the first semester quarter of 2020), and recorded net working capital deficit and equity deficiency as of June 30, 2021 which, together with other events and conditions, indicate the existence of material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The plans and actions being developed by Management to restore the Company’s financial economic balance and financial position are described in Note 1. The individual and consolidated interim financial information do not include any adjustment that may arise from the result of such uncertainty. Our review conclusion is not qualified regarding this matter.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of six months ended June 30, 2021, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34.
These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, July 28, 2021

Octavio Zampirollo Neto

Assurance Partner

Grant Thornton Auditores Independentes

10

Balance Sheets June 30, 2021 and December 31, 2020 (In thousand of Reais)

		Parent Company		Consolidated
Assets	Note	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020

Current
Cash and Cash Equivalents	6	448,648	423,937	760,269	662,830
Financial Investments	7	103	236	22,838	628,343
Restricted Cash	8	4,442	4,194	269,131	355,769
Trade Receivables	9	-	-	717,408	739,699
Inventories	10	-	-	212,814	195,638
Advances to Suppliers and Third-Parties	11	53	10,441	198,813	318,769
Taxes to Recover	12	1,627	6,295	265,357	186,955
Rights from Derivative Transactions	34.2	-	-	-	12,526
Dividends and Interest on Shareholders’ Equity to Receive		-	24,120	-	-
Other Credits		9,109	9,640	123,531	144,822
Total Current		463,982	478,863	2,570,161	3,245,351

Noncurrent
Financial Investments	7	-	-	168	992
Restricted Cash	8	3	7	44,684	188,838
Deposits	14	46,902	118,261	1,856,128	2,058,455
Advances to Suppliers	11	-	-	97,417	89,701
Taxes to Recover	12	15,260	12,102	114,120	318,404
Deferred Taxes	13	53,542	53,492	53,772	53,563
Other Credits		-	-	31,889	34,338
Credits with Related Parties	28.1	5,985,898	4,897,331	-	-
Rights from Derivative Transactions	34.2	63,574	87,663	63,574	116,283
Investments	15	-	574,717	-	815
Property, Plant & Equipment	16	168,499	68,660	4,979,649	4,960,288
Intangible Assets	17	-	-	1,757,598	1,747,108
Total Noncurrent		6,333,678	5,812,233	8,998,999	9,568,785

Total		6,797,660	6,291,096	11,569,160	12,814,136

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

11

Balance Sheets June 30, 2021 and December 31, 2020 (In thousand of Reais)

		Parent Company		Consolidated
Liabilities	Note	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020

Current
Loans and Financing	18	147,278	638,964	1,773,004	2,353,279
Leases to Pay	19	-	-	1,864,831	1,317,008
Suppliers	20	64,573	72,702	1,562,946	1,612,536
Labor Obligations		169	181	351,203	334,670
Taxes to Collect	21	358	292	61,279	73,614
Landing Fees		-	-	937,371	907,958
Advance Ticket Sales	22	-	-	1,999,013	2,050,799
Frequent-Flyer Program	23	-	-	1,280,022	1,258,502
Advances from Customers		-	-	54,878	27,897
Provisions	24	-	-	252,046	169,381
Obligations with Derivative Transactions	34.2	-	-	-	5,297
Other Liabilities		53	-	381,582	287,275
Total Current		212,431	712,139	10,518,175	10,398,216

Noncurrent
Loans and Financing	18	8,095,433	6,990,749	8,521,006	7,623,687
Leases to Pay	19	-	-	5,831,098	6,267,184
Suppliers	20	-	-	10,234	32,658
Labor Obligations		-	-	30,239	-
Taxes to Collect	21	-	-	28,039	32,362
Frequent-Flyer Program	23	-	-	344,760	322,460
Provisions	24	-	-	1,363,988	1,353,515
Deferred Taxes	13	-	-	206,695	219,634
Obligations to Related Parties	28.1	12,693	8,791	-	-
Provision for Investment Losses	15	13,795,822	12,670,479	-	-
Other Liabilities		427,581	316,030	461,226	331,479
Total Noncurrent		22,331,529	19,986,049	16,797,285	16,182,979

Shareholders’ Equity
Share Capital	25.1	4,039,336	3,009,436	4,039,336	3,009,436
Shares to Issue		2,088	1,180	2,088	1,180
Treasury Shares	25.2	(41,514)	(62,215)	(41,514)	(62,215)
Capital Reserves		195,680	207,246	195,680	207,246
Equity Valuation Adjustments		(1,071,030)	(577,369)	(1,071,030)	(577,369)
Accumulated Losses		(18,870,860)	(16,985,370)	(18,870,860)	(16,985,370)
Negative Shareholders’ Equity (Deficit) Attributable to the Parent Company		(15,746,300)	(14,407,092)	(15,746,300)	(14,407,092)

Non-Controlling Shareholders		-	-	-	640,033
Total Shareholders’ Equity (Deficit)		(15,746,300)	(14,407,092)	(15,746,300)	(13,767,059)

Total		6,797,660	6,291,096	11,569,160	12,814,136

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

12

Statements of Comprehensive Income (Expenses) Quarters ended June 30, 2021 and 2020 (In thousands of Brazilian Reais - R$)

RE

		Parent Company
		Three-month period ended		Six-month period ended
	Note	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Operating Revenue (Expenses)
Selling Expenses		(393)	-	(393)	-
Administrative Expenses		(76,835)	(2,171)	(104,415)	(7,170)
Other Revenues and Expenses, Net		(9)	(49)	480	376,259
Total Operating Expenses	30	(77,237)	(2,220)	(104,328)	369,089

Equity Income (Expenses)	15	387,393	(1,572,913)	(1,709,777)	(3,790,552)

Operating Profit (Loss) before Financial Income (Expenses) and Income Taxes		310,156	(1,575,133)	(1,814,105)	(3,421,463)

Financial Income (Expenses)
Financial Revenue		43,039	149,228	194,859	766,144
Financial Expenses		(167,066)	(406,941)	(402,417)	(741,200)
Financial Revenues (Expenses), Net	31	(124,027)	(257,713)	(207,558)	24,944

Financial Income (Expenses) before Exchange Rate Change, Net and before Income Tax and Social Contribution		186,129	(1,832,846)	(2,021,663)	(3,396,519)

Exchange Rate Change, Net	31	460,872	(161,161)	136,123	(882,424)

Loss before Income Tax and Social Contribution		647,001	(1,994,007)	(1,885,540)	(4,278,943)

Income Tax and Social Contribution
Current		-	(2,030)	-	(3,078)
Deferred		(4,088)	(876)	50	(3,161)
Total Income Tax and Social Contribution	13	(4,088)	(2,906)	50	(6,239)

Net Profit (Loss) for the Period		642,913	(1,996,913)	(1,885,490)	(4,285,182)

Basic Net Profit (Loss)	26
Per Common Share		0.050	(0.169)	(0.149)	(0.362)
Per Preferred Share		1.768	(7.222)	(5.253)	(12.668)

Diluted Net Profit (Loss)	26
Per Common Share		0.050	(0.169)	(0.149)	(0.362)
Per Preferred Share		1.765	(7.222)	(5.253)	(12.668)

The accompanying notes are an integral part of the parent company and consolidated interim financial information.

13

Statements of Comprehensive Income (Expenses) Quarters ended June 30, 2021 and 2020 (In thousands of Brazilian Reais - R$)

		Consolidated
		Three-month period ended		Six-month period ended
	Note	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net Revenue
Passenger Transportation		887,574	243,303	2,303,852	3,184,636
Cargo and Others		140,798	114,545	292,147	320,939
Total Net Revenue	29	1,028,372	357,848	2,595,999	3,505,575

Cost from Services	30	(1,243,943)	(502,006)	(2,879,188)	(3,081,916)
Gross Profit (Loss)		(215,571)	(144,158)	(283,189)	423,659

Operating Revenue (Expenses)
Selling Expenses		(101,046)	(66,217)	(204,825)	(235,174)
Administrative Expenses		(432,030)	(239,440)	(795,223)	(567,717)
Other Revenues and Expenses, Net		(61,602)	(447,785)	(49,516)	507,053
Total Operating Expenses	30	(594,678)	(753,442)	(1,049,564)	(295,838)

Operating Profit (Loss) before Financial Income (Expenses) and Income Taxes		(810,249)	(897,600)	(1,332,753)	127,821

Financial Income (Expenses)
Financial Revenue		20,231	196,401	163,651	894,647
Financial Expenses		(478,857)	(722,757)	(1,047,355)	(1,721,213)
Financial Revenues (Expenses), Net	31	(458,626)	(526,356)	(883,704)	(826,566)

Financial Income (Expenses) before Exchange Rate Change, Net and before Income Tax and Social Contribution		(1,268,875)	(1,423,956)	(2,216,457)	(698,745)

Exchange Rate Change, Net	31	1,938,545	(570,024)	401,305	(3,513,428)

Loss before Income Tax and Social Contribution		669,670	(1,993,980)	(1,815,152)	(4,212,173)

Income Tax and Social Contribution
Current		(16,757)	(11,580)	(45,588)	(35,853)
Deferred		5,122	8,479	12,984	(10,664)
Total Income Tax and Social Contribution	13	(11,635)	(3,101)	(32,604)	(46,517)

Net Profit (Loss) for the Period		658,035	(1,997,081)	(1,847,756)	(4,258,690)

Net Profit (Loss) attributable to:
Shareholders of the Parent Company		642,913	(1,996,913)	(1,885,490)	(4,285,182)
Non-Controlling Shareholders		15,122	(168)	37,734	26,492

Basic Net Profit (Loss)	26
Per Common Share		0.050	(0.169)	(0.149)	(0.362)
Per Preferred Share		1.768	(7.222)	(5.253)	(12.668)

Diluted Net Profit (Loss)	26
Per Common Share		0.050	(0.169)	(0.149)	(0.362)
Per Preferred Share		1.765	(7.222)	(5.253)	(12.668)

The accompanying notes are an integral part of the parent company and consolidated interim financial information.

14

Statements of Comprehensive Income (Expenses) Quarters ended June 30, 2021 and 2020 (In thousands of Brazilian Reais - R$)

	Parent Company
	Three-month period ended		Six-month period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Net Profit (Loss) for the period	642,913	(1,996,913)	(1,885,490)	(4,285,182)

Other Comprehensive Income that will be Reversed to Income (Expenses)
Cash Flow Hedge, Net of Income Tax and Social Contribution	319,060	(1,060)	415,782	(1,078,349)
Actuarial losses from pension plans and post-employment benefits	-	27,287	-	27,287
Cumulative Adjustment of Conversion into Subsidiaries	521	(275)	537	(275)
	319,581	25,952	416,319	(1,051,337)

Total Comprehensive Income (Expenses) for the Period	962,494	(1,970,961)	(1,469,171)	(5,336,519)

	Consolidated
	Three-month period ended		Six-month period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Net Profit (Loss) for the period	658,035	(1,997,081)	(1,847,756)	(4,258,690)

Other Comprehensive Income that will be Reversed to Income (Expenses)
Cash Flow Hedge, Net of Income Tax and Social Contribution	319,060	(1,060)	415,782	(1,078,349)
Actuarial losses from pension plans and post-employment benefits	-	27,287	-	27,287
Cumulative Adjustment of Conversion into Subsidiaries	780	(275)	808	(275)
	319,840	25,952	416,590	(1,051,337)

Total Comprehensive Income (Expenses) for the Period	977,875	(1,971,129)	(1,431,166)	(5,310,027)

Comprehensive Income (Expenses) attributable to:
Shareholders of the Parent Company	962,494	(1,970,961)	(1,469,171)	(5,336,519)
Non-Controlling Shareholders	15,381	(168)	38,005	26,492

The accompanying notes are an integral part of the parent company and consolidated interim financial information.

15

Statements of Changes in Shareholders’ Equity Periods ended June 30, 2021 and 2020 (In thousands of Brazilian Reais - R$)

Parent Company and Consolidated
				Capital reserves			Equity valuation adjustments
	Share Capital	Shares to be issued	Treasury shares	Bonus on transfer of stock options	Special premium reserve of subsidiary	Share-based payments	Unrealized hedge gains	Post-Employment Benefit	Other comprehensive income	Gains on change in investment	Accumulated losses	Deficit attributable to shareholders’ equity of the parent company	Smiles’ non-controlling interests	Total
Balances as of December 31, 2019	3,008,178	584	(102,543)	17,497	83,229	124,550	(530,043)	(41,045)	-	759,335	(10,996,413)	(7,676,671)	571,254	(7,105,417)
Other comprehensive income (loss), net	-	-	-	-	-	-	(1,078,349)	27,287	(275)	-	-	(1,051,337)	(278)	(1,051,615)
Net Profit (Loss) for the period	-	-	-	-	-	-	-	-		-	(4,285,182)	(4,285,182)	26,492	(4,258,690)
Total Comprehensive Income Loss for the period	-	-	-	-	-	-	(1,078,349)	27,287	(275)	-	(4,285,182)	(5,336,519)	26,214	(5,310,305)
Capital increase per option period options	727	(727)	-	-	-	-	-	-	-	-	-	-	-	-
Advances for future capital increase	-	278		-	-	-	-	-	-	-	-	278	-	278
Treasury shares transferred	-	-	40,007	-	-	(40,007)	-	-	-	-	-	-	-	-
Equity interest dilution effects	-	-	-	-	548	-	-	-	-	-	(690)	(142)	-	(142)
Stock option exercised	-	-	-	-	-	10,405	-	-	-	-	-	10,405	328	10,733
Balances as of June 30, 2020	3,008,905	135	(62,536)	17,497	83,777	94,948	(1,608,392)	(13,758)	(275)	759,335	(15,282,285)	(13,002,649)	597,796	(12,404,853)

Balances as of December 31, 2020	3,009,436	1,180	(62,215)	17,497	83,229	106,520	(1,311,076)	(26,669)	564	759,812	(16,985,370)	(14,407,092)	640,033	(13,767,059)
Other comprehensive income (loss), net	-	-	-	-	-	-	415,782	-	537	-	-	416,319	271	416,590
Net Profit (Loss) for the period	-	-	-	-	-	-	-	-	-	-	(1,885,490)	(1,885,490)	37,734	(1,847,756)
Total Comprehensive Income Loss for the period	-	-	-	-	-	-	415,782	-	537	-	(1,885,490)	(1,469,171)	38,005	(1,431,166)
Stock option exercised	-	-	-	-	-	8,547	-	-	-	-	-	8,547	263	8,810
Capital increase per stock options period	-	908	-	-	-	-	-	-	-	-	-	908	-	908
Dividends and interest shareholders on equity paid by Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(236,992)	(236,992)
Treasury shares sold	-	-	867	(279)	-	-	-	-	-	-	-	588	-	588
Treasury shares transferred	-	-	19,834	(6,198)	-	(13,636)	-	-	-	-	-	-	-	-
Acquisition of shares from non-controlling shareholders	606,839	-	-	744,450	-	-	-	-	-	(909,980)	-	441,309	(441,309)	-
Preferred shares withdrawn	-	-	-	(744,450)	-	-	-	-	-	-	-	(744,450)	-	(744,450)
Capital increase	423,061	-	-	-	-	-	-	-	-	-	-	423,061	-	423,061
Balances as of June 30, 2021	4,039,336	2,088	(41,514)	11,020	83,229	101,431	(895,294)	(26,669)	1,101	(150,168)	(18,870,860)	(15,746,300)	-	(15,746,300)

The accompanying notes are an integral part of the parent company and consolidated interim financial information.

16

Cash Flow Statements Periods ended June 30, 2021 and 2020 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Net loss for the period	(1,885,490)	(4,285,182)	(1,847,756)	(4,258,690)
Adjustment to reconcile net (loss) income to net cash provided by operating activities
Depreciation – Aeronautical ROUs	-	-	280,221	452,342
Depreciation and amortization - Other	-	-	354,417	566,239
Allowance (reversal) for doubtful accounts	-	-	(1,081)	1,440
Provision for legal proceedings	-	-	154,604	113,569
Provision for inventory obsolescence	-	-	54	73
Provision for losses with supplier advances	-		(4,640)
Recovery of extemporaneous credits	-	-	(57,422)	(126,675)
Adjustment to present value of assets and liabilities	-	-	36,529	27,443
Deferred taxes	(50)	3,161	(12,984)	10,664
Equity	1,709,777	3,790,552	-	-
Share-based payments	-	-	8,810	10,405
Leaseback	-	-	-	(112,591)
Actuarial Losses from post-employment benefits	-	-	8,707	6,005
Exchange and monetary variations, net	(135,204)	1,455,387	(398,198)	3,439,014
Interest on debt and financial lease	335,048	186,192	898,511	660,101
Provision for aircraft and engine return	-	-	157,892	81,227
Provision for maintenance reserve	63,361	-	176,363	75,276
Results of derivatives recognized in the statement of income	21,587	119,528	80,357	690,643
Unrealized hedge results – ESN(*)	(124,954)	(409,136)	(124,954)	(409,136)
Provision for labor obligations	-	-	94,490	53,091
Disposals of property, plant and equipment and intangible assets	-	108,538	1,583	33,489
Other provisions	(537)	213	(2,240)	45,579
Adjusted Net Income	(16,462)	969,253	(196,737)	1,359,508

Changes in operating assets and liabilities:
Trade receivables	-	-	20,192	705,431
Short-term investments	1,376	511	15,987	121,002
Inventories	-	-	(17,230)	(19,029)
Advance to suppliers and third parties	10,388	(14)	116,881	(69,469)
Deposits	5,438	(1,522)	(35,040)	(189,850)
Recoverable taxes	1,510	6,968	183,304	(3,651)
Variable Leases	-	-	17,794	-
Suppliers	(8,632)	(4,042)	(48,721)	215,317
Suppliers - forfaiting	-	-	-	(152,162)
Advance from ticket sales	-	-	(51,786)	(383,879)
Mileage program	-	-	43,820	353,313
Advances from customers	-	-	26,981	(2,401)
Labor Charges	(12)	(100)	(47,718)	(96,675)
Landing fees	-	-	29,413	(39,134)
Taxes obligation	66	(17,597)	23,814	2,236
Derivatives liabilities	-	-	133,331	(545,300)
Payments for lawsuits and aircraft return	-	-	(237,982)	(103,964)
Other assets (liabilities)	119,365	2,537	270,934	(51,676)
Interest paid	(326,520)	(223,770)	(378,944)	(281,153)
Income tax paid	-	(2,665)	(40,472)	(29,176)
Net Cash Provided (Consumed) by Operating Activities	(213,483)	729,559	(172,179)	789,288

17

Cash Flow Statements Periods ended June 30, 2021 and 2020 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Receivable loans from related parties	(1,196,212)	(1,604,676)	-	-
Investments in subsidiary	-	-	606,115	(483,112)
Restricted cash	(244)	41	32,522	(529,874)
Receipt of Dividends and Interest on Shareholders’ Equity through Subsidiary	287,128	15,002	-	-
Advances for future capital increases in controlled entities	(151,000)	-	-	-
Advances for property, plant and equipment acquisition, net	-	-	(29,377)	(56,782)
Property, plant and equipment acquisitions	(111,429)	(8,904)	(104,276)	(450,142)
Return – PDP – Boeing Agreement	11,590	136,962	11,590	136,962
Acquisition of intangible assets	-	-	(51,877)	(32,366)
Net cash flows used in investing activities	(1,160,167)	(1,461,575)	464,697	(1,415,314)

Loan funding	1,501,569	-	1,512,521	449,062
Loan and financing payments	(499,663)	(405,878)	(572,792)	(699,748)
Lease payments – aeronautical	-	-	(515,891)	(517,795)
Lease payments - other			(9,007)	(10,107)
(Payment) derivative receipt	-	-	-	21,800
Disposal of treasury shares	588	-	588	-
Acquisition of shares from non-controlling shareholders	-	-	(744,450)	-
Dividends and interest paid to non-controlling shareholders	-	-	(260,131)	(14,811)
Capital increase from shareholders	423,061	-	423,061	-
Shares to be issued	908	278	908	278
Net cash flows (used in) from financing activities	1,426,463	(405,600)	(165,193)	(771,321)

Exchange variation on cash held in foreign currencies	(28,102)	146,028	(29,886)	167,814

Net cash (decrease) increase and cash equivalents	24,711	(991,588)	97,439	(1,229,533)

Cash and cash equivalents at the beginning of the period	423,937	1,016,746	662,830	1,645,425
Cash and cash equivalents at the end of the period	448,648	25,158	760,269	415,892
(*) Exchangeable Senior Notes. Transactions that do not affect cash are presented in Note 35 of these financial statements.

The accompanying notes are an integral part of the parent company and consolidated interim financial information.

18

Statement of Value Added Periods ended June 30, 2021 and 2020 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Revenues
Passengers, cargo and other	-	-	2,735,660	3,650,199
Other operating revenues	480	376,259	93,373	542,014
Allowance for doubtful accounts	-	-	1,081	(1,439)
	480	376,259	2,830,114	4,190,774
Inputs acquired from third parties (including ICMS and IPI)
Suppliers of aircraft fuel	-	-	(972,651)	(1,181,699)
Materials, energy, outsourced services and others	(94,825)	(5,291)	(1,301,860)	(814,132)
Aircraft insurance	-	-	(24,381)	(18,697)
Sales and marketing	(345)	(366)	(129,577)	(161,042)
Gross value added (distributed)	(94,690)	370,602	401,645	2,015,204

Depreciation – aeronautical ROUs	-	-	(280,221)	(452,342)
Depreciation and amortization - other	-	-	(354,417)	(566,239)
Value added (distributed) produced	(94,690)	370,602	(232,993)	996,623

Value-added received in transfer
Result of equity income	(1,709,777)	(3,790,552)	-	-
Financial income	239,992	766,144	217,649	894,647
Value added (distributed) for distribution	(1,564,475)	(2,653,806)	(15,344)	1,891,270

Distribution of value-added:
Salaries	9,417	1,048	674,093	540,024
Benefits	-	1	100,975	83,237
FGTS	-	-	37,742	16,748
Personnel	9,417	1,049	812,810	640,009

Federal taxes	1,875	6,755	269,796	251,867
State taxes	-	-	7,461	7,130
Municipal taxes	-	-	1,218	1,857
Tax, charges and contributions	1,875	6,755	278,475	260,854

Interest and Exchange rate variation – aeronautical leases	309,723	1,623,572	145,646	2,390,077
Interest and Exchange rate variation – other			539,459	2,828,305
Rent	-	-	55,860	29,418
Other	-	-	162	1,297
Third-party capital remuneration	309,723	1,623,572	741,127	5,249,097

Net loss for the period	(1,885,490)	(4,285,182)	(1,885,490)	(4,285,182)
Net income (loss) for the period attributable to non-controlling interests	-	-	37,734	26,492
Remuneration of own capital	(1,885,490)	(4,285,182)	(1,847,756)	(4,258,690)

Value added (distributed) for distribution	(1,564,475)	(2,653,806)	(15,344)	1,891,270

The accompanying notes are an integral part of the parent company and consolidated interim financial information.

19

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.	Operating Context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which explores regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally; development of loyalty programs; among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Impacts and Management’s Measures regarding Covid-19

The pandemic triggered by Covid-19 continues to significantly impact the Global economic activity in fiscal year 2021. In Brazil, the recent increase in the number of cases and deaths, linked to the discovery continues to be impacted by the pandemic triggered by Covid-19, mainly due to the uncertainties related to the emergence of new variants, caused state and municipal authorities to expand restrictive measures on circulation and restrict the operation of non-essential activities. Evolution in the cases’ number and occupation in the hospital network, which directly affects the demand for air tickets in the leisure and corporate markets.

The second quarter of 2021, historically a period of low season for the airline industry, proved to be a turning point for demand recovery after a strong impact caused by the second wave of Covid-19, considering the increase in sales and search for flights on search platforms, mainly resulting from the intensification in the pace of vaccination observed in the country, which currently has an average of more than 1.5 million vaccines administered per day and more than 45% of the population having already received the first dose. According to press media consortium from data of Public Health Secretariat.

GOL's operations reflected an increase in the volume of flights of 78% from 165 daily flights operated in in the first half of April to 295 at the second half of June 2021. The daily sales volume also reflected an increase from R$7 million per day to R$17 million per day in the same period. Since the beginning of the pandemic, GOL, through the readjustment of its air network, has maintained a consistent occupancy rate at a level close to 80%. The flexible business model based on a single type of fleet is essential to keep up with reductions of more than 90% in passenger demand observed during lockdown periods and the installation of sanitary barriers.

The Company, through its Executive Committee, which is entirely formed by the management board members, works promptly to support society, monitor demand, and define financial and operational strategies.

In this second quarter of 2021, GOL also completed important initiatives to strengthen its capital structure, such as: (i) acquisition of non-controlling shareholders in Smiles; (ii) issue (retap) of an additional Senior Secured Notes of US$300 million; (iii) capital increase of R$423 million, led by the Company's controlling shareholders and with participation in the subscription by minority shareholders and; (iv) full payment of the remaining balance of its principal amortizable debt, guaranteed financing, in the amount of R$410 million in principal and interest, with the release of assets in guarantee. The completion of these operations will provide better financial flexibility for the Company and sustain its liquidity through the resumption of the volume of its operations for the second half of 2021.

20

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

In 2021, Gol maintains the initiative to transport Covid-19 vaccines for free – with GOLLOG – and health professionals who work directly in the fight against the pandemic, besides crediting 1,000 Smiles miles to each GOL segment flown at no cost. There are also active and strict protocols for aircraft hygiene and safety and health, together with actions to reduce human contact throughout the entire chain.

The Management works continuously towards people’s health and integrity, managing the cash and has enough funds to meet financial obligations in the next twelve months. However, the scenario remains challenging due to uncertainties on the pandemic, recovery of the Brazilian economy, and demand in the airline industry.

Following WHO guidelines to the letter, the Company is currently working with its ecosystem to help advance the vaccination calendar, which should lead to the resumption of economic activity, as seen in initial forecasts in countries with advanced immunization.

1.1.1	Impacts on the Parent Company and Consolidated Quarterly Information

As already mentioned, the impacts caused by the pandemic were immediate and severe to the Company, with the main consequence being the reduction in the operational network, in response to the drop in demand, which can be verified by the decrease in net revenue and reduction in the Company's margins. The table below details the reclassifications made in the period, which are directly related to the Covid-19 pandemic and additional disclosures:

		Consolidated – June 30, 2021
		Three months		Six months
Statements of income - recassifications		Cost of rendered services	Other income and expenses, net	Cost of rendered services	Other income and expenses, net
Flight equipment depreciation – idleness	(a)	80,535	(80,535)	143,210	(143,210)
Personnel expenses - idleness	(a)	320	(320)	320	(320)

(a)	Due to the drop in the number of flights operated, where the Company incurred with the burden of time, by analogy to the provisions of CPC 16 (R1) - Inventories, equivalent to IAS 2, expenses and depreciation of flight equipment not directly related to the revenues generated in the period, called idleness, were reclassified from the group of costs of services to the group of other revenues and expenses, net.

Like all other business organizations, the Company cannot foresee the duration of the pandemic and the extent of the continuous impacts caused by it on future business, results, and cash generation. For this reason, when preparing this quarterly information, the Management considered the most recent forecasts available, duly reflected in the Company’s business plans. In the period ended June 30, 2021, no adjustment was needed regarding impairments on the Company’s Recoverable taxes, Deferred tax assets, Property, plant & equipment, and Intangible assets.

1.2.	Capital Structure and Net Current Capital

The net working capital consolidated on June 30, 2021, is negative by R$7,948,014 (negative by R$7,152,865 on December 31, 2020). The variation is mainly due to financial investments in the amount of R$605,505, and a higher balance of leases payable totaling R$547,823, due to the liquidity management and the drop in operations from the economic crisis caused by the pandemic, partially offset by the rebalancing of debts, which resulted in a reduction of R$580,275 in the balance of short-term loans and financing. Of the negative net working capital as of June 30, 2021, R$3,279,035 refers to advances from ticket sales and the mileage program, (R$3,309,301 on December 31, 2020), which are expected to be substantially recognized with the Company’s services.

21

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

On June 30, 2021, the Company also had a deficit attributable to equity holders of the parent company of R$15,746,300 (R$14,407,092 on December 31, 2020). The variation observed is mainly due to the pandemic’s impacts on the Company’s operations, with a loss of R$1,885,490 attributable to the controlling shareholders in the six-month period ended June 30, 2021. This impact was partially offset by the capital increase promoted by the Company's shareholders in the amount of R$423,061.

The operations of the Company are sensitive to changes in the economic scenario and to the volatility of the Real, given that around 95.4% of its indebtedness (loans and financing and leases) are exposed to the U.S. dollar (“US$”) and 35.2% of its costs are also pegged to the U.S. currency, and its ability to adjust the price of fees charged from its customers to recapture the change of the US$ depends on the rational (offer) capacity and behavior of competitors.

Over the past four years, Management has taken a series of measures to adapt the size of its fleet to demand, matching the supply of seats with the level of demand, thus promoting the maintenance of high occupancy rates, reducing costs and adapting the capital structure, as well as, executing structuring initiatives of its balance sheet, largely completed in the second quarter of 2021 and that will provide better financial flexibility as of the second half of 2021.

With the outbreak of the pandemic, which led to an unprecedented economic crisis, Management reorganized the Company’s businesses. By continuously monitoring Covid-19’s impacts on economic activity, the Company works promptly to ensure business sustainability, considering the market’s management and the Company’s financial position.

In addition to the continuous monitoring of operations and sales, with a focus on economic balance, given the uncertain scenario, Management monitors possible measures to rebalance net working capital for the second half of 2021. Such measures, in case adopted, will have the purpose of optimizing the capital structure, and the definition will be based on a detailed assessment of the economic situation and perspectives of that particular moment.

Our unaudited interim condensed consolidated financial statements have been prepared on the assumption of the Company as a going concern, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the usual course of business, in conformity with the business plan prepared by Management, reviewed and approved by the Board of Directors.

Although there is still a substantial uncertainty about how long it will take the airline industry to recover, and that leads to material uncertainty on our ability to continue as a going concern, the unaudited interim condensed consolidated financial statements as of June 30, 2021, don’t include any adjustment that may result from inability to continue operating.

1.3.	Corporate Structure

The corporate structure of the Company and its subsidiaries, on June 30, 2021, is shown below:

22

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s equity interest in the capital of its subsidiaries, on June 30, 2021, is shown below:

Entity	Date of incorporation	Location	Principal activity	Type of control	% of interest in the capital stock in the capital stock
					June 30, 2021	December 31, 2020
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight transportation	Direct	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment fund	Indirect	100.00	100.00
GTX	February 8, 2021	Brazil	Equity investments	Indirect	100.00	-
Smiles Fidelidade	August 1, 2011	Brazil	Loyalty program	Direct	52.60	52.60
Smiles Viagens	August 10, 2017	Brazil	Tourism agency	Indirect	52.60	52.60
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Loyalty program	Indirect	52.60	52.60
Smiles Viagens Argentina (a)	November 20, 2018	Argentina	Tourism agency	Indirect	52.60	52.60
Fundo Sorriso	July 14, 2014	Brazil	Investment fund	Indirect	52.60	52.60
Companies in Shareholding:
SCP Trip (b)	April 27, 2012	Brazil	On-board magazine	-	-	60.00
(a)	Companies with functional currency in Argentine pesos (ARS).
(b)	GLA has cancelled its investment in SCP Trip in February, 2021.
(c)	In May, 2021, GOL transfered direct control (52.60% of the capital) of Smiles Fidelidade to its subsidiary GLA. In June, 2021, the Company completes the corporate transaction for the acquisition of minority interest, see note 1.4

The subsidiaries GAC Inc., GOL Finance and GOL Finance Inc. are entities incorporated with the specific purpose of continuing the financial operations and related to the Company's fleet. They do not have an independent management structure and are unable to make independent decisions. Thus, the assets and liabilities of these entities are consolidated in the parent company.

23

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The subsidiaries Smiles Fidelidade S.A. and Smiles Viajes Y Turismo S.A., both headquartered in Buenos Aires, Argentina, incorporated and controlled by Smiles Fidelidade S.A, have the purpose to promote operations of the Smiles Program and the sale of airline tickets in that country.

The subsidiary Smiles Fidelidade also controls Smiles Viagens e Turismo S.A. (“Smiles Viagens”), whose main purpose is intermediating travel organization services, by booking or selling airline tickets, accommodation, tourism packages, among others.

The investment funds Airfim and Fundo Sorriso, controlled by GLA and Smiles Fidelidade, respectively, have the characteristic of an exclusive fund and act as an extension of the subsidiaries to carry out operations with derivatives and investments, so that the Company consolidates the assets and liabilities of this fund in its financial statements.

GTX S.A., directly controlled by GLA, is in a pre-operational stage and its corporate purpose is to manage its own assets and participate in the capital of other companies.

1.4.	Corporate reorganization plan

On June 04, 2021, Smiles Fidelidade became a wholly owned subsidiary of GLA as a result of the proposed merger of shares approved by Smiles and GOL shareholders.

The merger proposal included the following steps, which were implemented concurrently and interdependently:

•	incorporation of Smiles Fidelidade shares by GLA, issuing preferred shares and redeemable preferred shares of GLA to the shareholders of Smiles Fidelidade;
•	incorporation of GLA’s shares by the Company, issuing preferred shares and redeemable preferred shares of the Company to GLA’s shareholders; and
•	redemption of GLA’s and the Company's redeemable preferred shares, with cash payment based on the redemption of the Company's redeemable preferred shares to the shareholders of Smiles Fidelidade.

On April 28, 2021, the period for exercising the right of withdrawal expired, which was exercised on 176 preferred shares of GOL and 28,220 common shares of Smiles, whose total amount of R$299 was settled on May 12, 2021.

On May 25, 2021, the Company transferred to GLA the control of Smiles Fidelidade S.A. through a capital increase in the amount of R$350,075.

Considering the choice of Smiles' minority shareholders among the available exchange ratios, on June 04, 2021, GOL issued 22,433,975 new preferred shares, 25,707,301 class B preferred shares and 33,113,683 class C preferred shares. Classes B and C were redeemed and settled in cash on June 23, 2021 for the total amount of R$744,450.

1.5.	Acquisition of MAP Transportes Aéreos

On June 08, 2021, GOL entered into an agreement to acquire MAP Transportes Aéreos Ltda. (“MAP”), a Brazilian domestic airline with flight routes to regional destinations and São Paulo´s Congonhas Airport, considering the Company's commitment to expand Brazilian demand for passenger air transport and an unparalleled market opportunity for rational consolidation in the Brazilian aviation market, as the country's economy recovers from Covid-19.

24

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

MAP will be acquired for R$28 million, to be paid upon satisfaction of all closing conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash to be paid in twenty-four monthly installments. At closing, the Company will assume up to R$100 million in MAP's financial obligations.

The main benefits of this transaction are: (i) expansion to new routes; (ii) offering higher seat density to historically underserved markets; and (iii) enhancing cost-efficient operations.

The transaction closing is subject to approval by the National Civil Aviation Agency (ANAC) and by the Administrative Council for Economic Defense (CADE). Therefore, on June 30, 2021 there are no impacts from this transaction on the interim condensed consolidated financial information statements.

1.6.	Compliance program

In December 2016 as a result of investigations involving the Company, GOL signed an agreement ("Agreement") with the Brazilian Federal Public Ministry, through which the Company agreed to pay fines and make improvements to its compliance program, in return for the commitment of the Brazilian Federal Public Ministry agreed not to file any lawsuits related to activities under the Agreement, as disclosed in the financial statements for the years ended December 31, 2017, 2018, 2019 and 2020.

The Company voluntarily informed the U.S. Department of Justice ("DOJ"), the Securities and Exchange Commission ("SEC") and the Brazilian Securities and Exchange Commission ("CVM") about the Agreement and the external and independent investigation conducted by an independent committee of the Company.

The investigation, completed in April 2017, revealed that immaterial payments were made to politically exposed people and the competent authorities were duly reported. None of the current employees, representatives or members of the Management and Board of Directors knew of any illegal purpose behind any of the transactions identified, or of any illegal benefit to the Company arising from the transactions under investigation.

The Company will keep reporting any future developments regarding this issue, as well as monitor the analyses already started by these agencies, which may impose new fines and possibly other sanctions to the Company.

Since 2016, the Company has adopted several measures to strengthen and expand its internal control and compliance, detailed in the financial statements for the years ended December 31, 2017, 2018, 2019 and 2020. In addition, Management constantly reinforces with its employees, customers and suppliers its commitment to continuous improvement in its internal control programs and compliance.

There were no further developments on the subject during the period ended June 30, 2021.

2.	Message from Management, basis of preparation and presentation of the parent company and consolidated quarterly information

The Company’s parent company and consolidated quarterly information were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

25

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s parent company and consolidated quarterly information were prepared using the Brazilian Real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, except when stated otherwise. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Company’s parent company and consolidated quarterly information requires Management to make judgments, use estimates, and adopt assumptions affecting the stated amounts of revenues, expenses, assets, and liabilities. However, the uncertainty inherent in these judgments, assumptions, and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future reporting fiscal years.

The Company is continually reviewing its judgments, estimates, and assumptions.

Management, when preparing these parent company and consolidated quarterly information, used the following disclosure criteria, considering regulatory aspects and the relevance of the transactions to understand the changes in the Company’s economic and financial position and its performance since the end of the fiscal year ended December 31, 2020, as well as the restatement of relevant information included in the annual financial statements related to the year ended December 31, 2020 disclosed on March 17, 2021.

Management confirms that all the material information in these parent company and consolidated quarterly information are being demonstrated and corresponds to the information used by Management in the development of its business management activities.

The parent company and consolidated quarterly information have been prepared based on historical cost, with the exception of the following material items recognized in the statements of financial positions:

•      short-term investments classified as cash and cash equivalents measured at fair value;

•      short-term investments mainly comprising exclusive investment funds, measured at fair value;

•      restricted cash measured at fair value;

•      derivative financial instruments measured at fair value; and

•      investments accounted for using the equity method.

The Company’s parent company and consolidated quarterly information relating for the period ended 30 June, 2021, has been prepared assuming that it will continue as a going concern, realizing assets and settling liabilities in the normal course of business, as per Note 1.2.

3.	Approval of the Parent Company and Consolidated Quarterly Information

The Board of Directors authorized this Parent Company and Consolidated Quarterly Information (ITR) at a Meeting held on July 28, 2021.

4.	Summary of Significant Accounting Practices

The Parent Company and Consolidated Quarterly Information (ITR) presented herein was prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements related to the year ended December 31, 2020, issued on March 17, 2021.

26

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.1.	New Accounting Standards and Pronouncements Adopted in the Current Year

On the first quarter of 2021, CPC issued the Standards Technical Review Nr. 17 resulting from the “Reform of Reference Interest Rate - Phase 2”, duly approved by CVM, through CVM Resolution 18/2021, effective for fiscal years beginning after January 1, 2021.

On March 31, 2021, IASB extended the possibility of applying the practical expedient with benefits granted to tenants in lease agreements for years beginning on or after April 1, 2021, with early adoption allowed.

Both changes did not impact the Company’s quarterly information. Additionally, in the period ended June 30, 2021, standards or pronouncements issued in previous periods with an impact on the Company’s quarterly information did not enter into force.

4.2.	Foreign Currency Transactions

Foreign currency transactions are recorded at the exchange rate change prevailing on the transactions' date. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Exchange rate change, net” in the income statement for the period.

The main exchange rates in reais in effect on the base date of this Parent Company and Consolidated Quarterly Information (ITR) are as follows:

	Final Rate		Average Rate
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
U.S. Dollar	5.0022	5.1967	5.3842	5.1425
Argentinian Peso	0.0523	0.0617	0.0591	0.0622

5.	Seasonality

Under normal economic and social conditions, the Company expects revenues and operating income (expense) from its flights to be at their highest levels in the summer and winter holiday periods, in January and July, respectively, and during the last weeks of December and in the year-end holiday period. Domestic demand, mainly from the corporate sector, is highly linked to the level of economic activity in Brazil (GDP). Given the high proportion of fixed costs, this seasonality tends to drive changes in operating income (expense) across the fiscal-year quarters. In the current context, considering all current unpredictability and uncertainty, the operations have shown a behavior negatively correlated with the number of cases and deaths caused by Covid-19. In other words, in the pandemic context, the recovery of the normalized behavior of demand in periods of high season will depend not only on the historical seasonality between the different months, but also on the observation of the reduction in the curve of cases and deaths.

6.	Cash and Cash Equivalents

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020

Cash and bank deposits	25,513	374,271	75,761	428,812
Cash equivalents	423,135	49,666	684,508	234,018
Total	448,648	423,937	760,269	662,830

27

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020

Local currency
Private bonds	417,709	49,014	627,338	170,359
Automatic deposits	5,426	652	57,145	59,936
Total local currency	423,135	49,666	684,483	230,295

Foreign currency	-
Private bonds	-	-	25	3,723
Total foreign currency	-	-	-	-
	-	-	25	3,723
Total
Local currency	423,135	49,666	684,508	234,018

7.	Financial Investments

	Weighted average profitability (p.a.)	Parent Company		Consolidated
		June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020

Local currency
Government bonds	95.2% of CDI	-	-	168	22,465
Investment funds	95.4% of CDI	103	236	22,823	603,698
Total local currency		103	236	22,991	626,163

Foreign currency
Private bonds		-	-	-	2,415
Investment funds	28.8%	-	-	15	757
Total foreign currency		-	-	15	3,172

Total		103	236	23,006	629,335

Current		103	236	22,838	628,343
Non Current		-	-	168	992

28

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

8.	Restricted Cash

	Weighted average weighted (p.a.)	Parent Company		Consolidated
		June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020

Local currency
Import financing	98.0% of CDI	-	-	60,697	213,153
Letter of guarantee - legal proceedings	84.7% of CDI	4,445	4,201	55,282	56,440
Letter of credit – maintenance deposit	98.1% of CDI	-	-	156,467	155,184
Working capital	99.8% of CDI	-	-	9,711	52,927
Total local currency		4,445	4,201	282,157	477,704

Foreign currency
Exim loan	0.2%	-	-	30,065	31,206
Letter of guarantee - legal proceedings	-	-	-	1,593	-
Hedge margin	-	-	-	-	35,697
Total foreign currency		-	-	31,658	66,903

Total		4,445	4,201	313,815	544,607

Current		4,442	4,194	269,131	355,769
Non Current		3	7	44,684	188,838

The decrease in restricted cash linked to import financing and working capital loan, in the period ended June 30, 2021, refers to using the asset to pay for debt operations to which they were linked.

9.	Trade Receivables

	Consolidated
	June 30, 2021	December 31, 2020

Local currency
Credit card administrators	295,319	318,869
Travel agencies	297,523	266,086
Cargo agencies	28,632	29,902
Airline partner companies	9,118	8,877
Other	20,406	13,845
Total local currency	650,998	637,579

Foreign currency
Credit card administrators	52,589	77,616
Travel agencies	14,524	13,960
Cargo agencies	46	122
Airline partner companies	6,751	19,464
Other	9,466	9,005
Total foreign currency	83,376	120,167

Total	734,374	757,746

Allowance for expected loss on trade receivables accounts	(16,966)	(18,047)

Total trade receivables	717,408	739,699

29

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	Consolidated
	June 30, 2021	December 31, 2020
Not yet due
Until 30 days	419,785	459,338
D 31 to 60 days	104,797	88,893
61 to 90 days	27,572	33,121
91 to 180 days	55,038	54,832
181 to 360 days	32,671	41,484
Above 360 days	125	256
Total to be due	639,988	677,924

Overdue
Until 30 days	28,148	10,278
31 to 60 days	5,168	21,677
61 to 90 days	16,156	13,501
91 to 180 days	10,117	11,474
181 to 360 days	13,741	785
Above 360 days	4,090	4,060
Total overdue	77,420	61,775

Total	717,408	739,699

The changes in the expected loss on trade receivables are as follows:

	Consolidated
	June 30, 2021	December 31, 2020
Balance at the beginning of the period	(18,047)	(16,952)
(Additions) Exclusions	1,081	(1,095)
Balance at the end of the period	(16,966)	(18,047)

10.	Inventories

	Consolidated
	June 30, 2021	December 31, 2020
Consumables	20,343	14,533
Parts and maintenance materials	174,995	181,105
Advances to suppliers	17,476	-
Total	212,814	195,638

The changes in the provision for obsolescence are as follows:

	Consolidated
	June 30, 2021	December 31, 2020
Balances at the beginning of the period	(12,862)	(14,302)
Additions	(54)	(702)
Write-offs	7,331	2,142
Balances at the end of the period	(5,585)	(12,862)

30

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

11.	Advances to Suppliers and Third-Parties

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Advance to domestic suppliers	8	-	216,128	290,664
Advances to international suppliers	45	10,441	31,170	68,873
Advance for materials and repairs	-	-	48,932	48,933
Total	53	10,441	296,230	408,470

Current	53	10,441	198,813	318,769
Non-current	-	-	97,417	89,701

12.	Taxes to Recover

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Prepaid income and social contribution taxes to recover	16,669	18,335	93,249	109,231
PIS and COFINS to recover(*)	-	-	271,228	387,033
Value Added Tax (VAT), abroad	-	-	3,390	3,998
Other	218	62	11,610	5,097
Total	16,887	18,397	379,477	505,359

Current	1,627	6,295	265,357	186,955
Non-current	15,260	12,102	114,120	318,404

(*) During the period ended June 30, 2021, the subsidiary GLA recorded PIS and COFINS extemporaneous tax credits, in the total amount of R$57,422 (R$126,675 for the period ended December 31, 2020).

31

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
13.	Deferred Taxes

13.1.	Deferred Tax Assets (Liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	Parent Company			Consolidated
	December 31, 2020	Results	June 30, 2021	December 31, 2020	Results	Exchange rate variation(*)	June 30, 2021
Deferred assets
Income tax losses carry forward	37,921	-	37,921	37,921	-	-	37,921
Negative basis of social contribution	13,650	-	13,650	13,650	-	-	13,650
Temporary differences:
Provision for losses on other credits	2,004	53	2,057	2,004	53	-	2,057
Provision for legal proceedings and tax liabilities	(83)	(3)	(86)	(83)	(3)	-	(86)
Others	-	-	-	71	(5)	164	230
Total deferred taxes - Assets	53,492	50	53,542	53,563	45	164	53,772
Deferred liabilities
Temporary differences:
Breakage provision	-	-	-	(193,498)	892	-	(192,606)
Flight rights	-	-	-	(353,226)	-	-	(353,226)
Depreciation of engines and parts for aircraft maintenance	-	-	-	(194,789)	(3,969)	-	(198,758)
Reversal of goodwill amortization for tax purposes	-	-	-	(127,659)	-	-	(127,659)
Derivative transactions	-	-	-	(28,902)	43,490	-	14,588
Allowance for doubtful accounts	-	-	-	201,446	(3,521)	-	197,925
Provision for legal proceedings and tax liabilities	-	-	-	124,723	17,000	-	141,723
Aircraft return	-	-	-	190,778	(21,390)	-	169,388
Aircraft leases and other	-	-	-	10,586	(3,797)	-	6,789
Unrealized profits	-	-	-	69,843	6,326	-	76,169
Other	-	-	-	81,064	(22,092)	-	58,972
Total deferred taxes - Liabilities	-	-	-	(219,634)	12,939	-	(206,695)
Total effect of deferred taxes on income	-	50	-	-	12,984	-	-

(*) Exchange variation recognized in other comprehensive income.

32

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Management considers that the deferred assets and liabilities recognized on June 30, 2021, arising from temporary differences, will be realized in proportion to the realization of their bases and the expectation of future results.

Management estimates that deferred tax credits, recorded on tax losses and negative social contribution basis, will be realized as follows:

Year	Amount
2023	5,034
2024	12,183
2025	9,981
2025 onwards	24,373
Total	51,571

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	June 30, 2021	December 31, 2020
Acumulated income tax losses	9,587,143	8,401,388
Negative basis of social contribution	9,587,143	8,401,388

Potential tax credit	3,259,629	2,856,472

The reconciliation of tax expenses and calculation of the loss before income tax and social contribution by the nominal tax rate for three-month and six-month periods ended June 30, 2021 and 2020 is as follows:

	Parent Company
	Three-month period ended		Six-month period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

(Loss) income before income tax and social contribution	647,001	(1,994,007)	(1,885,540)	(4,278,943)
Combined nominal tax rate	34%	34%	34%	34%
Income tax and social contribution combined tax rate	(219,980)	677,962	641,084	1,454,841

Adjustments to calculate the effective tax rate:
Equity	131,714	(534,790)	(581,324)	(1,288,788)
Difference of tax rate on the result of subsidiaries	(43,546)	(90,929)	(75,772)	69,914
Nontaxable revenues (expenses), net	(21,377)	(203)	(23,100)	(407)
Exchange variation on foreign investments	163,130	(54,946)	53,192	(241,799)
Benefit (not constituted) on tax losses, negative social contribution base and temporary differences	(14,029)	-	(14,030)	-
Income tax and social contribution	(4,088)	(2,906)	50	(6,239)

Income tax and social contribution
Current	-	(2,030)	-	(3,078)
Deferred	(4,088)	(876)	50	(3,161)
Total income and social contribution taxes	(4,088)	(2,906)	50	(6,239)

33

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Three-month period ended		Three-month period ended
	June 30, 2021	June 30, 2021	June 30, 2021	June 30, 2021

(Loss) income before income tax and social contribution	669,670	(1,993,980)	(1,815,152)	(4,212,173)
Combined nominal tax rate	34%	34%	34%	34%
Income tax and social contribution combined tax rate	(227,687)	677,953	617,152	1,432,139

Adjustments to calculate the effective tax rate:
Difference of tax rate on the result of subsidiaries	(39,715)	(95,653)	(75,102)	65,190
Nontaxable revenues (expenses), net	(33,570)	(45,195)	(68,689)	4,999
Exchange variation on foreign investments	131,631	(46,987)	31,862	(178,954)
Benefit (not constituted) on tax losses, negative social contribution base and temporary differences	157,706	(493,219)	(537,827)	(1,369,891)
Income tax and social contribution	(11,635)	(3,101)	(32,604)	(46,517)

Income tax and social contribution
Current	(16,757)	(11,580)	(45,588)	(35,853)
Deferred	5,122	8,479	12,984	(10,664)
Total income and social contribution taxes	(11,635)	(3,101)	(32,604)	(46,517)

14.	Deposits

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Maintenance deposits	-	-	958,601	1,032,418
Judicial deposits	44,400	49,838	601,808	667,565
Deposits in guarantee for lease agreements	2,502	68,423	295,719	358,472
Total	46,902	118,261	1,856,128	2,058,455

14.1.	Maintenance deposits

The Company makes deposits in U.S. dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain lease agreements.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) according to the conditions established in the aircraft lease. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

The Company has two categories of maintenance deposits:

•     Maintenance guarantee: refers to one-time deposits that are refunded at the end of the lease, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on June 30, 2021 was R$248,316 (R$273,311 on December 31, 2020).

•     Maintenance reserve: refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On June 30, 2021, the balance referring to such reserves was R$710,285 (R$759,107 on December 31, 2020).

34

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
14.2.	Court Deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Considering that Management does not believe that the Company is legally responsible for such claims, the release of the court deposits has been claimed.

14.3.	Deposits in guarantee for lease agreements

As required by the lease agreements, the Company makes guarantee deposits (in U.S. dollars) to the leasing companies, which can be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

15.	Investments

15.1.	Breakdown of Investments

	Parent Company		Consolidated
	GLA	Smiles Fidelidade (1)	Trip (2)
Relevant information of the subsidiaries as of June 30, 2021
Total number of shares	2,762,566,614	-	-
Share capital	5,511,194	-	-
Interest	100.0%	-	-

Shareholders’ Equity (deficit)	(13,795,934)	-	-
Unrealized profits (a)	-	-	-
Adjusted Shareholders’ Equity (b)	(13,795,934)	-	-

Net income (loss) for the period	(1,747,480)	57,753	-
Unrealized profits in the period (a)	-	7,324	-
Adjusted net income for the period (b)	(1,747,480)	37,703	-

Relevant information of the subsidiaries as of December 31, 2020
Total number of shares	5,262,335,049	124,158,953	-
Share capital	4,554,280	254,610	1,318
Interest	100.0%	52.60%	60.0%

Shareholders’ Equity (deficit)	(12,670,479)	1,350,329	1,359
Unrealized profits (a)	-	(135,578)	-
Adjusted Shareholders’ Equity (b)	(12,670,479)	574,717	815

Relevant information of the subsidiaries as of June 30, 2021
Net income (loss) for the period	(3,834,212)	55,902	-
Unrealized profits in the period (a)	-	14,252	-
Adjusted net income for the period (b)	(3,834,212)	43,660	-

(1)	In may 2021,the Company transferred the control over Smiles Fidelidade to its subsidiary GLA, as demonstrated within the table below. As a consequence, information related to shareholders equity and shares positions was not presented in June 30, 2021. The net income (loss) for the period, unrealized profits and adjusted net income for the period include only the effects from january to april of 2021, considering the interest of 52.60% in the capital owned by the Company.
(2)	GLA discontinued the investment on Trip in 2021.

(a)   Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of consolidated quarterly information are only accrued when program members are actually transported by GLA.

(b)   Adjusted shareholders’ equity and net income for the adjusted period corresponds to the percentage of total equity and net income for unrealized profits.

35

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
15.2.	Changes in Investments

	Parent Company			Consolidated
	GLA	Smiles Fidelidade	GLA	Smiles Fidelidade
Balances as of December 31, 2020	(12,670,479)	574,717	(12,095,762)	815
Advance for future capital increase	151,000	-	151,000	-
Result of equity income	(1,747,480)	37,703	(1,709,777)	-
Unrealized gains on hedges	415,782	-	415,782	-
Foreign exchange variation on investment conversion abroad	107	430	537	-
Dividends and interests	-	(263,008)	(263,008)	-
Share-based payments	8,314	233	8,547	-
Investment write off	-	-	-	(815)
Transfer of control – Smiles Fidelidade (a)	350,075	(350,075)	-	-
Transactions with non-controlling shareholders – Capital increase (b)	1,351,289	-	1,351,289	-
Transactions with non-controlling shareholders – Equity valuation adjustments (b)	(909,980)	-	(909,980)	-
Preferred shares withdrawn – Corporate reorganization (c)	(744,450)	-	(744,450)	-
Balances as of June 30, 2021	(13,795,822)	-	(13,795,822)	-
(a)	In May 25, 2021, the Company transferred to GLA the control over Smiles Fidelidade S.A. through a capital increase in the amount of R$350,075.
(b)	In June 04, 2021, the Company concluded the reorganization step to acquire the shares of the minority investors of Smiles. This transaction involved a compensation of R$1,351,289 (of which R$606,839 in preferred shares and R$744,450 in preferred redeemable shares). The book value of this acquisition was R$441,309, which resulted in an equity valuation adjustment of R$909,980, recorded directly in the subsidiarys’ shareholders equity.
(c)	The redeemable preferred shares were liquidated in cash in June 23, 2021.

16.	Property, Plant & Equipment

16.1.	Parent Company

On June 30, 2021, the balance of property, plant and equipment was R$168,499 in subsidiary GAC (R$68,660 on December 31, 2020), mainly due to advances in aircraft acquisition.

36

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
16.2.	Consolidated

		December 31, 2020							June 30, 2021
	Weighted average rate (p.a.)	Historical cost	Accumulated depreciation	Net opening balance	Additions	Contractual amendments	Depreciation	Write-off	Net ending balance	Historical cost	Accumulated depreciation
Flight equipment
Aircraft – ROU (1) with no purchase option	20.29%	4,020,709	(1,420,648)	2,600,061	428,632	47,417	(271,624)	-	2,804,486	4,455,675	(1,651,189)
Spare parts and engines - Own (4) (5)	6.95%	1,964,411	(837,048)	1,127,363	23,010	-	(66,182)	(1,323)	1,082,868	1,983,222	(900,354)
Spare parts and engines – ROU	33.55%	84,329	(47,940)	36,389	2,026	-	(8,597)	-	29,818	82,717	(52,899)
Aircraft and engine improvements	46.78%	3,206,385	(2,282,042)	924,343	90,613	-	(227,918)	-	787,038	3,157,822	(2,370,784)
Tools	10.00%	55,821	(28,697)	27,124	404	-	(1,965)	(11)	25,552	56,196	(30,644)
		9,331,655	(4,616,375)	4,715,280	544,685	47,417	(576,286)	(1,334)	4,729,762	9,735,632	(5,005,870)

Property, plant and equipment in use
Vehicles	20.00%	11,264	(9,572)	1,692	377	-	(285)	-	1,784	11,641	(9,857)
Machinery and equipment	10.00%	62,841	(48,417)	14,424	40	-	(1,441)	-	13,023	62,862	(49,839)
Furniture and fixtures	10.00%	32,790	(20,483)	12,307	24	-	(996)	(44)	11,291	32,502	(21,211)
Computers and peripherals – Own	20.00%	47,487	(35,837)	11,650	99	-	(1,860)	(5)	9,884	47,219	(37,335)
Computers and peripherals – ROU	26.58%	21,992	(15,460)	6,532	-	-	(3,052)	-	3,480	21,992	(18,512)
Communication equipment	10.00%	2,233	(1,871)	362	5	-	(55)	(8)	304	2,216	(1,912)
Security equipment	10.00%	55	(32)	23	-	-	(2)	-	21	55	(34)
Third-party property improvements – CMA (3)	12.05%	107,637	(107,637)	-	-	-	-	-	-	107,637	(107,637)
Third-party property improvements	20.31%	75,714	(49,328)	26,386	25	-	(4,959)	-	21,452	75,725	(54,273)
Third-party property – ROU	33.96%	27,867	(15,834)	12,033	-	32	(4,337)	-	7,728	27,899	(20,171)
Construction in progress		14,837	-	14,837	5	-	-	(170)	14,672	14,672	-
		404,717	(304,471)	100,246	575	32	(16,987)	(227)	83,639	404,420	(320,781)

Impairment losses (2)	-	(34,330)	-	(34,330)	3,699	-	-	-	(30,631)	(30,631)	-
Total		9,702,042	(4,920,846)	4,781,196	548,959	47,449	(593,273)	(1,561)	4,782,770	10,109,421	(5,326,651)

Advances to suppliers	-	179,092	-	179,092	29,377	-	-	(11,590)	196,879	196,879	-
Total Property, plant and equipment		9,881,134	(4,920,846)	4,960,288	578,336	47,449	(593,273)	(13,151)	4,979,649	10,306,300	(5,326,651)

(1) ROU - Right of Use

(2) Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.

(3) CMA - Maintenance Center - Confins/MG

(4) As of June 30, 2021, the balance of spare parts is granted as a guarantee to Secured Notes 2026, according to Note 18.

(5) As of June 30, 2021, 19 engines of the Company are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 18.

37

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

17. Intangible Assets

The breakdown of and changes in intangible assets are as follows:

	Consolidated
		December 31, 2020						June 30, 2021
	Weighted average rate (p.a.)	Historical cost	Accumulated amortization	Net opening balance	Additions	Write-off	Amortization	Net ending balance	Historical cost	Accumulated amortization
Cost
Goodwill	-	542,302	-	542,302	-	-	-	542,302	542,302
Slots	-	1,038,900	-	1,038,900	-	-	-	1,038,900	1,038,900
Software	25.73%	507,734	(345,661)	162,073	51,877	(22)	(40,365)	173,563	496,829	(323,266)
Others	20.00%	10,000	(6,167)	3,833	-	-	(1,000)	2,833	10,000	(7,167)
Total		2,098,936	(351,828)	1,747,108	51,877	(22)	(41,365)	1,757,598	2,088,031	(330,433)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2020 through the discounted cash flow for each cash-generating unit, giving rise to the value in use. The results obtained were compared with the carrying amount of each cash-generating unit and, as a result, the Company did not recognize impairment losses on its CGUs.

In order to assess the recoverable value, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-Generating Units – “CGUs”). In order to determine the carrying amount of each cash-generating unit, the Company considers the intangible assets recorded and all necessary tangible assets to conduct the business, given that it will only generate economic benefits by using the combination of both.

38

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

18. Loans and financing

The breakdown of and changes in short and long-term debt are as follows:

			Parent Company
			December 31, 2020										June 30, 2021
	Maturity	Interest rate p.a.	Current	Non-current	Total	Funding	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of cost and premium	Total	Current	Non-current
Em US$:
Secured funding	12/2021	9.50%	484,113	-	484,113	-	-	(499,663)	17,000	(17,745)	16,295	-	-	-	-
ESN 2024 (1)	07/2024	3.75%	37,960	1,896,854	1,934,814	-	(124,954)	-	98,139	(43,636)	(78,149)	(15)	1,786,199	36,540	1,749,659
Senior Notes 2025	01/2025	7.00%	98,521	3,340,316	3,438,837	-	-	-	122,502	(124,577)	(128,037)	4,596	3,313,321	94,833	3,218,488
Senior Secured Notes 2026	06/2026	8.00%	1,848	953,802	955,650	1,501,569	-	-	108,332	(103,935)	(114,145)	9,972	2,357,443	-	2,357,443
Perpetual bonds	-	8.75%	16,522	799,777	816,299	-	-	-	36,269	(36,627)	(30,193)	-	785,748	15,905	769,843
Total			638,964	6,990,749	7,629,713	1,501,569	(124,954)	(499,663)	382,242	(326,520)	(334,229)	14,553	8,242,711	147,278	8,095,433

(1) Exchangeable Senior Notes refer to note 34.2.

39

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

			Consolidated
			December 31, 2020										June 30, 2021
	Maturity	Interest rate p.a.	Current	Non-current	Total	Funding	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of cost and premium	Total	Current	Non-current
Em R$:
Debentures	03/2022	5.20% (3)	440,918	146,170	587,088	-	-	-	16,064	(18,149)	-	2,799	587,802	587,802	-
Working Capital	10/2025	9.06%	239,615	17,275	256,890	-	-	(64,671)	9,422	(10,381)	-	-	191,260	177,881	13,379

Em US$:
Secured funding	06/2021	9.50%	484,113	-	484,113	-	-	(499,663)	17,000	(17,745)	16,295	-	-	-	-
Import financing	07/2021	5.04%	783,659	-	783,659	-	-	(152,258)	15,717	(18,873)	(14,238)	-	614,007	614,007	-
Financing with Ex-lm Bank collateral	12/2022	0.84%	194,786	49,958	244,744	-	-	(51,403)	1,255	(1,360)	(7,839)	2,905	188,302	164,295	24,007
ESN 2024 (1)	07/2024	3.75%	37,960	1,896,854	1,934,814	-	(124,954)	-	98,139	(43,636)	(78,149)	(15)	1,786,199	36,540	1,749,659
Spare engine facility	09/2024	2.49%	22,771	197,009	219,780	-	-	-	2,811	(1,524)	(8,262)	141	212,946	34,349	178,597
Senior notes 2025	01/2025	7.00%	98,521	3,340,316	3,438,837	-	-	-	122,502	(124,577)	(128,037)	4,596	3,313,321	94,833	3,218,488
Senior secured notes 2026	06/2026	8.00%	1,848	953,802	955,650	1,501,569	-		108,332	(103,935)	(114,145)	9,972	2,357,443	-	2,357,443
Loan facility	03/2028	4.73%	32,566	233,135	265,701	-	-	(3,067)	5,468	(2,419)	(8,829)	128	256,982	47,392	209,590
Perpetual bonds (2)	-	8.75%	16,522	789,168	805,690	10,952	-	-	36,213	(36,345)	(30,762)	-	785,748	15,905	769,843
Total			2,353,279	7,623,687	9,976,966	1,512,521	(124,954)	(771,062)	432,923	(378,944)	(373,966)	20,526	10,294,010	1,773,004	8,521,006

(1)       Exchangeable Senior Notes see Note 34.2.

(2)       On December 31, 2020 It includes the elimination of related parties, considering securities of this issue, carried out by Gol Finance, held by GLA, totaling R$10,609. These securities were resold in the period ended June 30, 2021, therefore there is no elimination on this date.

(3)      These securities are divided into three series: Series 1 with a CDI rate of 120%; Series 2 with CDI rate + 5.40% p.a. and Series 3 with CDI rate + 4.90% p.a..

40

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The total parent company and consolidated loans and financing on June 30, 2021, includes funding costs and premiums totaling R$220,626 and R$230,763, respectively (R$173,086 and R$189,195 on December 31, 2020) that will be amortized over the term of their loans and financing. The total also includes amortized goodwill and fair value of the derivative financial instrument, referring to ESN 2024, totaling R$36,228 and R$205,838, respectively, on June 30, 2021 (R$42,226 and R$346,030, respectively, on December 31, 2020).

18.1.	New loans and financing contracted and renegotiated during the period ended June 30, 2021

The renegotiations detailed below were evaluated under IFRS 9 - “Financial Instruments” and did not meet the definitions to derecognize the liabilities (with the original financial liability extinguished and a new financial liability recognized).

18.1.1.	Debentures

On March 26, 2021, the Annual Debenture Holders' Meeting decided to postpone the payment of series 3 with maturity on March 28, 2021, to April 7, 2021, totaling R$147,913, and suspend the early maturity of the installment of series 1, also maturing on March 28, 2021, and also totaling R$147,920.

On April 6, 2021, at the General Meeting of Debenture Holders, it was decided to postpone the payment of series 3 maturing on April 07, 2021 to May 12, 2021, in the amount of R$295,833 with new remuneration of CDI + 4.90 % a.a.

On May 11, 2021, at the General Meeting of Debenture Holders, the payment of series 3 maturing on May 12, 2021 was again postponed to June 26, 2021.

On June 25, 2021, the General Meeting of Debenture Holders resolved to postpone the payment of series 3 maturing on June 26, 2021 to August 10, 2021.

18.1.2.	Working capital – Lines of credit

During the period ended June 30, 2021, the Company, through its subsidiary GLA, renegotiated the due dates of this type of agreement, placing promissory notes as collateral for the transactions. These transactions have as purpose maintaining and managing the company's working capital, and the main change was the maturity date and interest rate, as disclosed in the previous table.

18.1.3.	Import financing

During the period ended June 30, 2021, the Company, through its subsidiary GLA, raised funds and renegotiated the due dates of this type of agreement, impacting the interest rate, disclosed in table above, and keeping promissory notes as collateral for the transactions, which are part of a credit line maintained by GLA for engine maintenance, import financing in order to purchase spare parts and aircraft equipment.

18.1.4.	Senior Secured Notes 2026

In May 2021, the Company raised Senior Secured Notes, as part of an additional issuance and consolidated of the Senior Secured Notes issued in December 2020, bearing interest of 8.00% p.a. and maturity in June 2026.

41

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Operation date	Principal		Costs		Interest rate (p.a.)	Date - Maturity
	(US$ thousands)	(R$ thousands)	(US$ thousands)	(R$ thousands)
May 11, 2021	300,000	1,569,660	13,019	68,091	8.00%	June 30, 2026

18.2.	Loans and Financing – Non-Current

On June 30, 2021, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2022	2023	2024	2025	2025 onwards	Without maturity date	Total
Parent Company
In US$:
ESN 2024	-	-	1,749,659	-	-	-	1,749,659
Senior Notes 2025	-	-	-	3,218,488	-	-	3,218,488
Senior Secured Notes 2026	-	-	-	-	2,357,443	-	2,357,443
Perpetual Bonds	-	-	-	-	-	769,843	769,843
Total	-	-	1,749,659	3,218,488	2,357,443	769,843	8,095,433

Consolidated
Em R$:
Working capital – Lines of credit	4,152	4,644	2,500	2,083	-	-	13,379
Em US$:
Financing with Ex-lm Bank collateral	24,007	-	-	-	-	-	24,007
Spare engine facility	-	-	1,749,659	-	-	-	1,749,659
ESN 2024	11,149	22,299	145,149	-	-	-	178,597
Senior notes 2025	-	-	-	3,218,488	-	-	3,218,488
Senior secured notes 2026	-	-	-	-	2,357,443	-	2,357,443
Loan facility	15,044	30,948	31,991	33,113	98,494	-	209,590
Perpetual bonds	-	-	-	-	-	769,843	769,843
Total	54,352	57,891	1,929,299	3,253,684	2,455,937	769,843	8,521,006

The fair value of debt on June 30, 2021, is as follows:

	Parent Company		Consolidated
	Book value (*)	Fair value	Book value (*)	Fair value
Debêntures VII	-	-	587,802	591,666
ESN 2024	1,786,199	1,976,859	1,786,199	1,976,859
Senior Notes 2025	3,313,321	3,232,496	3,313,321	3,232,496
Senior Secured Notes 2026	2,357,443	2,545,269	2,357,443	2,545,269
Perpetual bonds	785,748	689,834	785,748	689,834
Other loans and financing	-	-	1,463,497	1,463,497
Total	8,242,711	8,444,458	10,294,010	10,499,621

(*) Total net of funding costs.

18.3.	Covenants

The Company has financial covenants in Debentures VII, which obligation to measure such indicators is semiannual. A waiver was granted by Debenture Holders regarding the non-compliance with the financial rates and limits set.

42

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
19.	Leases Payable

On June 30, 2021, the balance of leases payable includes: (i) R$31,249 relating to variable payments, not included in the measurement of liabilities, and short-term leases (R$16,252 on December 31, 2020), which fall under the exemption provided for in IFRS 16; and (ii) R$7,664,680 referring to the present value on this date of future lease payments (R$7,567,940 on December 31, 2020).

The breakdown and changes in the present value of future lease payments are shown below:

		Consolidated
		December 31, 2020									June 30,2021
	Weighted average rate (p.a.)	Current	Non-current	Total	Additions	Contractual amendment	Payments	Deposit in guarantee	Interest incurred	Exchange rate change	Total	Current	Not Current
In R$:
Leases without purchase option	13.13%	32,530	14,985	47,515	-	32	(9,007)	-	3,214	-	41,754	31,096	10,658
Total		32,530	14,985	47,515	-	32	(9,007)	-	3,214	-	41,754	31,096	10,658

In US$:
Leases without purchase option	11.97%	1,268,226	6,252,199	7,520,425	430,658	47,417	(515,891)	(5,329)	441,848	(296,202)	7,622,926	1,802,486	5,820,440
Total		1,268,226	6,252,199	7,520,425	430,658	47,417	(515,891)	(5,329)	441,848	(296,202)	7,622,926	1,802,486	5,820,440

Total Leases		1,300,756	6,267,184	7,567,940	430,658	47,449	(524,898)	(5,329)	445,062	(296,202)	7,664,680	1,833,582	5,831,098

In the three-month and six-month periods ended June 30, 2021, the Company directly recognized in the cost from services, totaling R$14,427 e R$31,111, respectively, related to short-term leases and variable payments, on a straight-line basis.

43

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The future payments of lease agreements are detailed as follows:

	Without purchase option
	June 30, 2021	December 31, 2020
2021	1,562,699	2,102,771
2022	2,013,608	1,982,685
2023	1,670,573	1,642,264
2024	1,291,179	1,260,405
2025	1,046,907	1,018,896
Thereafter	3,008,085	2,701,509
Total minimum lease payments	10,593,051	10,708,530
Less total interest	(2,897,122)	(3,124,338)
Present value of minimum lease payments	7,695,929	7,584,192
Less current portion	(1,864,831)	(1,317,008)
Non-current portion	5,831,098	6,267,184

19.1.	Sale-Leaseback Transactions

During the six-month period ended June 30, 2021, the Company did not carry out sale-leaseback transactions. In the six-month period ended June 30, 2020 the Company recognized a net gain of R$ 372,712 and R$594,587 at parent company and consolidated respectively, from the sale-leaseback transactions of 11 aircraft, recorded in the statement of operations in the group of “Other income (expenses), net”, refer to note 30.

20.	Suppliers

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020

Local currency	50,711	48,345	1,165,214	1,164,193
Foreign currency	13,862	24,357	407,966	481,001
Total	64,573	72,702	1,573,180	1,645,194

Current	64,573	72,702	1,562,946	1,612,536
Non-current	-	-	10,234	32,658

21.	Taxes to Collect

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
PIS and COFINS	277	216	23,935	23,647
Installment payments - PRT and PERT	-	-	37,375	41,641
Withholding income tax on salaries	41	43	17,550	33,011
ICMS	-	-	251	472
Income and social contribution taxes payable	-	-	3,847	13
Other	40	33	6,360	7,192
Total	358	292	89,318	105,976

Current	358	292	61,279	73,614
Non-current	-	-	28,039	32,362

44

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
22.	Advance Ticket Sales

On June 30, 2021, the balance of advance ticket sales classified in current liabilities was R$1,999,013 (R$2,050,799 on December 31, 2020) and is represented by 5,941,658 tickets sold and not yet used (6,691,911 on December 31, 2020) with an average use of 120 days (102 days on December 31, 2020).

Balances of advance ticket sales are shown net of breakage corresponding to R$274,197 on June 30, 2021 (R$299,188 on December 31, 2020).

On June 30, 2021, the Company has reimbursements to pay related to non-performed transports in the amount of R$326,978 (R$253,963 on December 31, 2020), recorded as Other liabilities in current liabilities.

23.	Frequent-Flyer Program

	Consolidated
	June 30, 2021	December 31, 2020
Mileage program	2,187,188	2,145,097
Others	5,496	5,817
Breakage	(567,902)	(569,952)
Total	1,624,782	1,580,962

Current	1,280,022	1,258,502
Non-current	344,760	322,460

Breakage consists of estimating miles that have a high potential to expire due to their expected non-use. IFRS 15 – “Revenue from Contract with Customers”, provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the redemption of miles, given that this is not expected before expiration.

24.	Provisions

	Post-employment benefits	Aircraft and engine return	Legal proceedings (a)	Total
Balances on December 31, 2020	99,549	1,030,915	392,432	1,522,896
Recognition (reversal) of provision	8,707	168,218	154,604	331,529
Provisions used	-	(134,813)	(103,169)	(237,982)
Adjustment to present value	-	36,529	-	36,529
Exchange rate change	-	(37,335)	397	(36,938)
Balances on June 30, 2021	108,256	1,063,514	444,264	1,616,034

On June 30, 2021
Current	-	252,046	-	252,046
Non-current	108,256	811,468	444,264	1,363,988
Total	108,256	1,063,514	444,264	1,616,034

On December 31, 2020
Current	-	169,381	-	169,381
Non-current	99,549	861,534	392,432	1,353,515
Total	99,549	1,030,915	392,432	1,522,896
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

45

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
24.1.	Post-Employment Benefit

The Company offers to its employees health care plans that, due to complying with current laws, generate obligations with post-employment benefits.

The actuarial assumptions applied when measuring the post-employment benefit remain the same as those disclosed in the annual financial statements related to the year ended December 31, 2020.

Consolidated
June 30, 2021
Current service cost recognized in income (expenses)	4,785
Cost of interests recognized in income (expenses)	3,922
Total	8,707

24.2.	Provisions for Aircraft and Engine Return

Such provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is capitalized against property, plant and equipment, under the item "Aircraft and engine improvements".

24.3.	Provision for Legal Proceedings

In June 30, 2021, the Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company classifies the risk of loss in legal proceedings as probable, possible, or remote. The provision recorded in relation to such lawsuits is set by the Company's Management, based on the analysis of its legal counsel, and reasonably reflects the estimated probable losses.

If the Company has lawsuits whose values are not known or reasonably estimated, but the likelihood of loss is probable, these will not be recorded, but their nature will be disclosed.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

	Consolidated
	Probable loss		Possible loss
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Civil	96,511	100,806	70,286	64,181
Labor	322,976	269,297	213,832	238,702
Tax	24,777	22,329	613,357	574,356
Total	444,264	392,432	897,475	877,239

Details about the relevant lawsuits were disclosed in the annual financial statements related to the year ended December 31, 2020. In the period ended June 30, 2021, there were no changes regarding new proceedings or reclassification of the relevant risk of loss.

46

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

25.	Shareholders’ Equity

25.1.	Share Capital

On June 4, 2021, the Company's Board of Directors deliberated the increase of capital stock in the amount of R$606,839, as a result of the corporate reorganization for the merger of Smiles, with the issuance, by the Company, of 22,433,975 new preferred shares , 25,707,301 class B preferred shares and 33,113,683 class C preferred shares, with class B and C shares redeemed in the June’s month, within the scope of the approved merger proposal.

On June 15, 2021, the Directors’ Board ratified the capital increase, in the amount of R$423,061 with the issuance of 171,136,137 common shares and 12,581,185 preferred shares. In this same act, the 171,136,137 common shares were converted into 4,889,603 preferred shares issued by the Company, at the ratio of 35 common shares to 1 preferred share.

On June 30, 2021, the capital stock amount was R$4,039,336, represented by 3,177,611,730 shares, of which 2,863,682,710 common shares and 313,929,020 preferred shares (R$3,009,436, represented by 3,137,706,967 shares, of which 2,863,682,710 common shares and 274,024,257 preferred shares on December 31, 2020). The capital stock is reduced of share issuing costs in the amount of R$155,618 on June 30, 2021 and December 31, 2020.

The Company’s shares are held as follows:

	June 30, 2021			December 31, 2020
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Fundo Volluto (2)	100.00%	-	20.67%	100.00%	-	22.99%
Mobi FIA (2)	-	32.85%	26.06%	-	37.57%	28.93%
Path Ltd. (2)	-	3.46%	2.74%	-	-	-
Capital International	-	5.07%	4.02%	-	-	-
AirFrance - KLM	-	1.35%	1.07%	-	1.55%	1.19%
Others	-	1.54%	1.22%	-	1.91%	1.47%
Market	-	55.73%	44.20%	-	58.97%	45.41%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1) In the context of Exchangeable senior notes 2024, issued in 2019, as a result of transactions related to the ADS lending facility, Bank of America Corporation acquired 33,863,549 preferred shares, representing 10.8% of total preferred shares on June 30, 2021.

(2) Refers to legal entities controlled by the controlling shareholders (Constantino family).

The authorized share capital on June 30, 2021 is R$6 billions. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will determine the issuance conditions, including pricing and payment terms.

25.2.	Treasury Shares

On June 30, 2021, the Company had 1,217,285 treasury shares, totaling R$41,514 (1,824,034 shares totaling R$62,215 on December 31, 2020). On June 30, 2021, the closing market price for treasury shares was R$22.96 (R$24.94 on December 31, 2020).

47

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
25.3.	Interim dividends – Smiles Fidelidade

On March 25, 2021, the Smiles Fidelidade’s Board of Directors decided to distribute interim dividends in the amount of R$500,000, of which R$236,992 were allocated to minority shareholders and fully paid on April 16, 2021.

26.	Earnings (Loss) per Share

The Company's earnings (loss) per share was determined as follows:

	Parent Company and Consolidated
	Three-month period ended
	June 30, 2021			June 30, 2020
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Numerator
Net income (loss) for the period attributed to controlling shareholders	144,024	498,889	642,913	(380,114)	(1,616,799)	(1,996,913)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	282,200		2,253,594	223,863	-
Effect of dilutable titles	-	430		-	-	-
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	282,630		2,253,594	223,863

In Brazilian Real (R$)
Basic earnings (loss) per share	0.050	1.768		(0.169)	(7.222)
Diluted earnings (loss) per share	0.050	1.765		(0.169)	(7.222)

	Parent Company and Consolidated
	Six-month period ended
	June 30, 2021			June 30, 2020
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Numerator
Loss for the period attributed to controlling shareholders	(427,886)	(1,457,604)	(1,885,490)	(815,688)	(3,469,494)	(4,285,182)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	277,503		2,253,594	273,873
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	277,503		2,253,594	273,873

In Brazilian Real (R$)
Basic earnings (loss) per share	(0.149)	(5.253)		(0.362)	(12.668)
Diluted earnings (loss) per share	(0.149)	(5.253)		(0.362)	(12.668)

48

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
27.	Share-Based Compensation

The conditions of the stock option and restricted share plans granted to the Company’s Executive Officers were disclosed in detail in the annual financial statements related to the year ended December 31, 2020, and did not change during the period ended June 30, 2021.

The changes in plans for the period ended June 30, 2021, are as follows:

27.1.	Stock Option Plan – GOL

	Number of stock options	Weighted average exercise price
Outstanding options on December 31, 2020	7,529,612	11.59
Options exercised	(111,557)	3.99
Options canceled and adjustments in estimated prescribed rights	57,664	15.36
Outstanding options on June 30, 2021	7,475,719	11.66

Number of options exercisable on:
December 31, 2020	5,752,726	10.32
June 30, 2021	6,011,535	10.74

The expenses recognized in the statement of operations for the period corresponding to the stock option plan in the three-month and six-month periods ended June 30, 2021, were R$1,838 and R$4,626, respectively (R$2,594 and R$5,694 in the three-month and six-month periods ended June 30, 2020).

27.2.	Restricted Share Plan – GOL

Restricted shares
Restricted shares transferable on December 31, 2020	1,203,483
Transferred shares (*)	(595,976)
Canceled shares and adjustments to the estimate of expired rights	82,662
Transferable Restricted Shares on June 30, 2021	690,169

(*) During the period ended June 30, 2021, the Company transferred 581,499 shares via equity instruments (treasury shares) and the amount of R$397 was paid in cash equivalent to 14,477 shares.

The expense recognized in the statement of operations for the period corresponding to the restricted share plans in the three-month and six-month periods ended June 30, 2021, were R$1,471 and R$3,518 respectively(R$2,491 and R$4,083 in the three-month and six-month periods ended June 30, 2020).

27.3.	Stock Option Plan – Smiles Fidelidade

There were no changes to options outstanding in the period ended June 30, 2021. On this date, the average exercise price, adjusted for earnings distributions, is R$41.36 (R$48.42 on December 31, 2020).

During the three-month and six-month periods ended June 30, 2021, the Company recorded R$333 and R$666, respectively, in equity related to share-based compensation with a corresponding entry in the statement of operations (R$1.195 in the period ended June 30, 2020).

49

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Additionally, referenced in the Company’s shares, executives and employees are granted a complementary cash-settled bonus, as a way of strengthening their commitment and productivity with the incomes (expenses). On June 30, 2021, the balance of this obligation totaled R$2,846 (R$1,881 on December 31, 2020) recorded under “Salaries, wages and benefits”, referenced to 135,012 equivalent Company’s shares (R$119,784 on December 31, 2020). The same amount was recorded under “Salaries, wages and benefits” in the statement of operations related to these bonuses (R$1,502 in the period ended June 30, 2020).

28.	Transactions with Related Parties

28.1.	Loan Agreements - Noncurrent Assets and Liabilities

The parent company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

				Assets		Liabilities
Creditor	Debtor	Type of Transaction	Interest Rate (p.a.)	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020

GOL	GLA	Mútuo	3.42%	897,049	915,226	6,694	-
GAC	GLA	Mútuo	(*)	1,262,171	1,347,546	5,999	8,791
Gol Finance	GLA	Mútuo	3.99%	3,826,678	2,634,559	-	-
Total				5,985,898	4,897,331	12,693	8,791

(*) According to the local legislation, the Company applies symbolic interest rates.

Additionally, on June 30, 2021, the Company had no balance of dividends, and interest on shareholders’ equity receivable (R$24,120 on December 31, 2020).

In addition to the values above, the following table shows the other balances between the Companies eliminated in the Consolidated:

					Balances
Creditor	Debtor	Type of Transaction	Maturity of the Agreements	Interest Rate (p.a.)	June 30, 2021	December 31, 2020
Gol Finance	GOL	Bônus de subscrição(*)	07/2024	-	602,350	602,350
Gol Finance Inc.	GAC	Mútuo	01/2023	8.64%	1,122,587	1,149,501
Gol Finance	GAC	Mútuo	03/2025	3.83%	1,039,748	1,157,009
Gol Finance	Gol Finance Inc.	Mútuo	04/2023	1.92%	482,098	305,702
Gol Finance Inc.	Gol Finance	Mútuo	07/2020	11.70%	1,737	1,805
Smiles Fidelidade	GLA	Compra antecipada de passagens	12/2032	4.79%	2,065,622	2,011,291
Smiles Fidelidade	GLA	Venda de milhas	12/2032	-	6,742	9,627
Smiles Fidelidade	GLA	Taxa de administração	12/2032	-	247	308
Smiles Fidelidade	GLA	Carta acordo de indenização	-	-	530	530
GLA	Smiles Fidelidade	Serviços compartilhados	12/2032	-	6,880	6,363
GLA	Smiles Fidelidade	Repasse	12/2032	-	23,561	15,683
Smiles Fidelidade	Smiles Viagens	Dividendos	-	-	267	267
Smiles Viagens	Smiles Fidelidade	Repasses	-	-	4,159	414
Smiles Argentina	Smiles Fidelidade	Repasses	-	-	6,796	5,152
Total					5,363,324	5,266,002

(*) Through Gol Equity Finance, the subsidiary Gol Finance acquired warrants issued by the Company in the context of the issue of Exchangeable Senior Notes.

28.2.	Transportation and Consulting Services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below, part of the same economic group as the Company:

50

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

•     Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until March 9, 2023; and

•     Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September 30, 2021.

On June 30, 2021, GLA recognized total expenses related to these services of R$1,601 (R$3,622 on June 30, 2020). On the same date, the balance payable to related companies, under “Suppliers”, was of R$4,965 (R$3,344 on December 31, 2020), and refers to transportation services with Viação Piracicabana Ltda and Expresso Caxiense S.A.

28.3.	Contracts Account Opening UATP (“Universal Air Transportation Plan”) to Grant Credit Limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airline tickets and related services, seeking to simplify billing and make feasible payment between the participating companies.

The companies indicated above are owned by the individuals who control FIP Volutto and Mobi FIA, the main shareholders of the Company.

28.4.	Commercial Partnership and Maintenance Agreement

At February 19, 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. On January 1, 2017, the Company signed an extension of the scope for the inclusion of maintenance services. During the six-month period ended June 30, 2021, expenses with component maintenance incurred at the AirFrance-KLM workshop were R$34,420 (R$171,290 in the period ended June 30, 2020). On June 30, 2021, the Company has R$80,091 in the “Suppliers” account under current liabilities (R$72,519 on December 31, 2020).

28.5.	Guarantee-Provision Compensation Agreement

On October 27, 2020, the Company, through its subsidiary Gol Finance, issued a debt (guaranteed financing) totaling US$250 million, which holds guarantee of assets granted by Mobi FIA, through the execution of the Pledge Agreement of Shares, Assets and Credit Rights and in consideration, it will receive remuneration from the Company, according to the terms agreed in the agreement. For additional information, see Note 18.

On June 30, 2021, this debt was fully paid and the guarantees were released from their pledge.

51

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

28.6.	Compensation of the Key Management Personnel

	Consolidated		Consolidated
	Three-month period ended		Six-month period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Salaries, wages and benefits (*)	16,066	4,197	29,637	17,164
Related taxes and charges	6,230	6,809	7,731	8,637
Share-based compensation	4,622	2,647	9,590	5,201
Total	26,918	13,653	46,958	31,002

(*) Includes compensation for members of the management, audit committee, and fiscal council.

29.	Revenue

	Consolidated
	Three-month period ended		Six-month period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Passenger transportation (*)	919,445	251,263	2,382,290	3,277,761
Cargo transportation	81,900	44,769	167,044	145,125
Mileage program	82,836	79,655	171,100	189,546
Other revenue	7,500	7,457	15,226	37,767
Gross Revenue	1,091,681	383,144	2,735,660	3,650,199

Related tax	(63,309)	(25,296)	(139,661)	(144,624)
Net Revenue	1,028,372	357,848	2,595,999	3,505,575

(*) Of the total amount, the total of R$ 107,162 and R$219,308 for the three-month and six-month periods ended June 30, 2021, are made up of the revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$ 17,697 and R$156,953 for the three-month and six-month periods ended June 30, 2020).

In the three-month and six-month periods ended June 30, 2021, revenues earned in the international market represent less than 10% of total revenues.

52

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

30.	Costs of Services and Operational Expenses

	Parent Company
	Three-month period ended		Six-month period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Selling Expenses
Sales and Marketing	(48)	-	(48)	-
Other Selling Expenses	(345)	-	(345)	-
Total Selling Expenses	(393)	-	(393)	-

Administrative Expenses
Salaries	(4,352)	(304)	(7,812)	(1,424)
Services	(6,378)	(494)	(24,545)	(2,672)
Other administrative expenses	(66,105)	(1,373)	(72,058)	(3,074)
Total Administrative Expenses	(76,835)	(2,171)	(104,415)	(7,170)

Other Operational Revenues (Expenses)
Sale-Leaseback Transactions (a)	-	-	-	372,712
Other Operating Expenses	(9)	(49)	480	3,547
Total Other Operating Revenues and (Expenses), Net	(9)	(49)	480	376,259

Total	(77,237)	(2,220)	(104,328)	369,089

(a)	During the period of June 30, 2021, the Company did not realize sale-leaseback transactions During the period of June 30, 2020, the Company recorded a net gain of R$372,712 arising from sale-leaseback operations of 11 aircrafts negotiated within the period).

53

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Three-month period ended		Six-month period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Cost of services provided
Personnel	(296,421)	(56,859)	(608,467)	(510,175)
Aircraft fuel	(376,187)	(135,785)	(942,315)	(1,136,923)
Maintenance, material and repairs	(87,965)	(73,746)	(241,331)	(218,067)
Passenger costs	(118,574)	(27,183)	(226,590)	(203,224)
Services provided	(34,953)	(40,923)	(77,992)	(86,416)
Landing fees	(69,689)	(20,331)	(183,754)	(222,073)
Depreciation and amortization	(193,256)	(109,481)	(433,160)	(579,809)
Other operating costs	(66,898)	(37,698)	(165,579)	(125,229)
Total cost of services provided	(1,243,943)	(502,006)	(2,879,188)	(3,081,916)

Selling expenses
Personnel	(7,708)	(4,248)	(13,830)	(13,677)
Services provided	(26,469)	(16,756)	(49,982)	(52,086)
Sales and marketing	(58,489)	(43,030)	(124,850)	(161,042)
Other selling expenses	(8,380)	(2,183)	(16,163)	(8,369)
Total selling expenses	(101,046)	(66,217)	(204,825)	(235,174)

Administrative expenses
Salaries (a)	(165,550)	(92,125)	(311,814)	(224,603)
Services provided	(130,957)	(83,073)	(251,507)	(176,218)
Depreciation and amortization	(24,548)	(33,715)	(58,268)	(65,461)
Other administrative expenses	(110,975)	(30,527)	(173,634)	(101,435)
Total administrative expenses	(432,030)	(239,440)	(795,223)	(567,717)

Other operational revenues (expenses)
Sale-leaseback transactions (b)	-	-	-	594,587
Boeing agreement expense recovery	-	-	-	193,503
Recovery of taxes paid	-	-	59,874	143,293
Idleness - depreciation and amortization	(80,535)	(347,349)	(143,210)	(347,349)
Idleness – personnel	(320)	(87,908)	(320)	(87,908)
Other operating expenses	19,253	(12,528)	34,140	10,927
Total other operating revenues and (expenses), net	(61,602)	(447,785)	(49,516)	507,053

Total	(1,838,621)	(1,255,448)	(3,928,752)	(3,377,754)
(a)	The Company recognizes compensation paid to members of the Audit Committee, the Board of Directors and the Fiscal Council in the "Salaries" line item.
(b)	Refer to note 19.1

54

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

31.	Financial Income (Expenses)

	Parent Company				Consolidated
	Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Financial revenue
Gain on derivatives	-	-	-	-	-	58,512	2,959	58,512
Derivative gains - capped call (b)	-	28,972	-	28,972	-	28,972	-	28,972
Gains from short-term investments	1,206	68	1,263	5,294	6,732	34,754	13,644	154,233
Monetary variation	554	632	737	948	4,613	3,156	9,628	7,807
(-) Taxes on financial income (a)	(477)	(518)	(889)	(1,057)	(4,964)	(11,771)	(9,755)	(24,883)
Unrealized gains - conversion right – ESN (b)	6,358	76,259	124,954	651,616	6,358	76,259	124,954	651,616
Interest income	32,395	39,179	62,796	71,906	3,817	-	3,817	-
Other	3,003	4,636	5,998	8,465	3,675	6,519	18,404	18,390
Total financial income	43,039	149,228	194,859	766,144	20,231	196,401	163,651	894,647

Financial expenses
Derivative losses	-	-	-	-	(464)	(63,270)	(1,045)	(417,798)
Derivative losses - capped call (b)	24,520	-	(21,587)	(148,500)	24,520	-	(21,587)	(148,500)
Unrealized loss - conversion right – ESN (b)	-	(242,480)	-	(242,480)	-	(242,480)	-	(242,480)
Interest on debt and others	(172,133)	(150,940)	(334,653)	(281,973)	(237,545)	(205,437)	(450,090)	(411,993)
Bank charges and expenses	(2,053)	(5,635)	(17,184)	(51,021)	(13,574)	(16,720)	(40,522)	(68,005)
Loss on short-term investments	-	-	-	-	-	(5,646)	-	(62,894)
Interest on leases	-	-	-	-	(217,735)	(164,150)	(445,058)	(302,539)
Other	(17,400)	(7,886)	(28,993)	(17,226)	(34,059)	(25,054)	(89,053)	(67,004)
Total financial expenses	(167,066)	(406,941)	(402,417)	(741,200)	(478,857)	(722,757)	(1,047,355)	(1,721,213)

Exchange rate variation, net	460,872	(161,161)	136,123	(882,424)	1,938,545	(570,024)	401,305	(3,513,428)

Total	336,845	(418,874)	(71,435)	(857,480)	1,479,919	(1,096,380)	(482,399)	(4,339,994)

(a)   Relative to taxes on financial income (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

(b)  See Note 34.2.

55

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

32.	Information by Segment

The information below presents the summarized financial position of the reportable operating segments on June 30, 2021, and December 31, 2020:

32.1.	Assets and liabilities of the operating segments

	June 30, 2021
	Flight transportation	Smiles loyalty program	Total reportable segments	Eliminations	Total
Assets
Current	2,053,651	1,641,478	3,695,129	(1,124,968)	2,570,161
Non-current	9,445,840	1,103,156	10,548,996	(1,549,997)	8,998,999
Total assets	11,499,491	2,744,634	14,244,125	(2,674,965)	11,569,160

Liabilities
Current	9,925,745	1,495,411	11,419,114	(900,940)	10,518,175
Non-current	17,320,046	571,587	17,891,633	(1,094,346)	16,797,285
Total equity (deficit)	(15,746,300)	679,678	(15,066,734)	(679,678)	(15,746,300)
Total liabilities and deficit	11,499,491	2,744,634	14,244,125	(2,674,964)	11,569,160

	December 31, 2020
	Flight Transportation	Smiles Frequent-Flyer Program	Combined Operating Segments	Eliminations	Total Consolidated
Assets
Current	2,059,655	2,453,838	4,513,493	(1,268,142)	3,245,351
Noncurrent	10,040,986	908,246	10,949,232	(1,380,447)	9,568,785
Total Assets	12,100,641	3,362,084	15,462,725	(2,648,589)	12,814,136

Liabilities
Current	9,975,367	1,502,179	11,477,546	(1,079,330)	10,398,216
Noncurrent	16,532,366	509,577	17,041,943	(858,964)	16,182,979
Shareholders’ Equity (Deficit)	(14,407,092)	1,350,328	(13,056,764)	(710,295)	(13,767,059)
Total Liabilities and Shareholders’ Equity (Deficit)	12,100,641	3,362,084	15,462,725	(2,648,589)	12,814,136

56

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
32.2.	Income (Expenses) of the Operating Segments

	Six-month period ended June 30, 2021
	Flight transportation	Smiles loyalty program (b)	Total reportable segments	Eliminations	Total consolidated
Revenue
Passenger (a)	2,166,194	-	2,166,194	137,658	2,303,852
Cargo and other (a)	168,014	-	168,014	(17,324)	150,690
Mileage program (a)	-	315,296	315,296	(173,839)	141,457
Revenue	2,334,208	315,296	2,649,504	(53,505)	2,595,999

Operating costs and expenses
Salaries, wages and benefits	(893,710)	(40,721)	(934,431)	-	(934,431)
Aircraft fuel	(942,315)	-	(942,315)	-	(942,315)
Landing fees	(183,754)	-	(183,754)	-	(183,754)
Aircraft, traffic and mileage servicing	(326,013)	(93,612)	(419,625)	40,144	(379,481)
Passenger service expenses	(226,590)	-	(226,590)	-	(226,590)
Sales and marketing	(86,570)	(32,986)	(119,556)	(5,294)	(124,850)
Maintenance, materials and repairs	(241,331)	-	(241,331)	-	(241,331)
Depreciation and amortization	(616,723)	(17,915)	(634,638)	-	(634,638)
Other income (expenses), net	(259,465)	(1,897)	(261,362)	-	(261,362)
Total operating costs and expenses	(3,776,471)	(187,131)	(3,963,602)	34,850	(3,928,752)

Equity results	67,876	-	67,876	(67,876)	-
Operating result before financial result, net and income tax and social contribution	(1,374,387)	128,165	(1,246,222)	(86,531)	(1,332,753)

Financial income (expenses)
Financial income	157,930	42,811	200,741	(37,090)	163,651
Financial expenses	(1,083,838)	(607)	(1,084,445)	37,090	(1,047,355)
Total financial income (expenses)	(925,908)	42,204	(883,704)	-	(883,704)

Income (loss) before exchange rate variation, net and income tax and social contribution	(2,300,295)	170,369	(2,129,926)	(86,531)	(2,216,457)

Exchange rate variation, net	398,761	2,544	401,305	-	401,305
Income (loss) before income tax and social contribution	(1,901,534)	172,913	(1,728,621)	(86,531)	(1,815,152)

Income tax and social contribution	16,044	(54,976)	(38,932)	6,328	(32,604)
Net income (loss) for the period	(1,885,490)	117,937	(1,767,553)	(80,203)	(1,847,756)

Attributable to equity holders of the parent	(1,885,490)	80,203	(1,805,287)	(80,203)	(1,885,490)
Attributable to non-controlling interests of Smiles	-	37,734	37,734	-	37,734

57

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Six-month period ended June 30, 2020
	Flight transportation	Smiles loyalty program (b)	Total reportable segments	Eliminations	Total consolidated
Revenue
Passenger (a)	3,136,765	-	3,136,765	47,871	3,184,636
Cargo and other (a)	170,964	-	170,964	(39,571)	131,393
Mileage program (a)	-	227,889	227,889	(38,343)	189,546
Revenue	3,307,729	227,889	3,535,618	(30,043)	3,505,575

Operating costs and expenses
Salaries, wages and benefits	(796,056)	(40,307)	(836,363)	-	(836,363)
Aircraft fuel	(1,136,923)	-	(1,136,923)	-	(1,136,923)
Landing fees	(222,073)	-	(222,073)	-	(222,073)
Aircraft, traffic and mileage servicing	(288,612)	(81,207)	(369,819)	55,099	(314,720)
Passenger service expenses	(203,224)	-	(203,224)	-	(203,224)
Sales and marketing	(129,965)	(27,540)	(157,505)	(3,537)	(161,042)
Maintenance, materials and repairs	(218,067)	-	(218,067)	-	(218,067)
Depreciation and amortization	(1,003,699)	(14,882)	(1,018,581)	-	(1,018,581)
Other income (expenses), net	732,307	932	733,239	-	733,239
Total operating costs and expenses	(3,266,312)	(163,004)	(3,429,316)	51,562	(3,377,754)

Equity results	43,660	-	43,660	(43,660)	-
Operating result before financial result, net and income tax and social contribution	85,077	64,885	149,962	(22,141)	127,821

Financial income (expenses)
Financial income	880,745	44,566	925,311	(30,664)	894,647
Financial expenses	(1,740,867)	(11,126)	(1,751,993)	30,780	(1,721,213)
Total financial income (expenses)	(860,122)	33,440	(826,682)	116	(826,566)

Income (loss) before exchange rate variation, net and income tax and social contribution	(775,045)	98,325	(676,720)	(22,025)	(698,745)

Exchange rate variation, net	(3,511,199)	(2,130)	(3,513,329)	(99)	(3,513,428)
Income (loss) before income tax and social contribution	(4,286,244)	96,195	(4,190,049)	(22,124)	(4,212,173)

Income tax and social contribution	1,062	(40,293)	(39,231)	(7,286)	(46,517)
Net income for the period	(4,285,182)	55,902	(4,229,280)	(29,410)	(4,258,690)

Attributable to equity holders of the parent	(4,285,182)	29,410	(4,255,772)	(29,410)	(4,285,182)
Attributable to non-controlling interests of Smiles	-	26,492	26,492	-	26,492

(a)	Eliminations are related to transactions between GLA and Smiles Fidelidade.
(b)	Incluides depreciation and amortization expenses in the amount of R$449,226 in the period ended June,30,2021 allocated to the following segments: R$433,160 for flight transportation and R$16,066 for the Smiles lovalty program (R$489,703 and R$6,587 in the period ended June,30,2020, respectively).
(c)	Includes depreciation and amortization expenses in the amount of R$42,202 in the period ended June 30, 2021 allocated to the following segments: R$40,353 for flight transportation and R$1,849 for the Smiles loyalty program (R$30,578 and R$898 in the period ended June 30, 2020, respectively).
(d)	Includes depreciation and amortization charges (idle) totaling R$143,210 for the period ended June 30, 2021, allocated entirely in the air transportation segment (R$347,439 in the period ended June 30, 2020).

In the stand-alone financial statements of the subsidiary Smiles Fidelidade, which represents the segment Smiles loyalty program, and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under the perspective of Smiles Fidelidade, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and income and expenses, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, in addition to elimination entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under consolidated perspective, the mileages that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

58

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

33.	Commitments

On June 30, 2021 and December 31, 2020, the Company had 95 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders in the current period considers an estimate of contractual discounts, and corresponds to around R$23,567,598 (R$23,269,198 on December 31, 2020) corresponding to US$4,711,446 on June 30, 2021 (US$4,447,687 on December 31, 2020) and are segregated as follows:

	Consolidated
	June 30, 2021	December 31, 2020
2022	899,270	-
2023	3,543,090	3,353,702
2024 onwards	19,125,238	19,915,496
Total	23,567,598	23,269,198

Of the total commitments presented above, the Company should disburse the amount of R$8,371,226 (corresponding to US$1,673,509 on June 30, 2021) as advances for aircraft acquisition, according to the financial flow below:

	Consolidated
	June 30, 2021	December 31, 2020
2021	182,092	184,951
2022	1,475,197	1,287,077
2023	2,697,202	2,657,000
2024 onwards	4,016,735	4,186,740
Total	8,371,226	8,315,768

The Company leases its entire aircraft fleet through a combination of leases without a purchase option. On June 30, 2021, the total fleet consisted of 127 aircraft.

34.	Financial Instruments and Risk Management

Operational activities expose the Company and its subsidiaries to market risk, credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors.

The details regarding how the Company manages risks have been widely presented in the annual financial statements related to the year ended December 31, 2020. Since then, there have been no changes.

59

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
34.1.	Accounting Classifications of Financial Instruments

The accounting classifications of the Company's consolidated financial instruments on June 30, 2021, and December 31, 2020, are shown below:

	Parent Company				Consolidated
	Measured at fair value through profit or loss		Amortized cost (d)		Measured at fair value through profit or loss		Amortized cost (d)
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Ativo							31/03/2021	31/1020
Cash and bank deposits	25,513	374,271	-	-	75,761	428,812	-	-
Cash equivalents	423,135	49,666	-	-	684,508	234,018	-	-
Short-term investments	103	236	-	-	23,006	629,335	-	-
Restricted cash	4,445	4,201	-	-	313,815	544,607	-	-
Trade receivables	-	-	-	-	-	-	717,408	739,699
Derivatives assets	63,574	87,663	-	-	63,574	128,809	-	-
Deposits (a)	-	-	2,502	68,423	-	-	1,254,320	1,390,890
Dividends and interest shareholders on equity	-	-	-	24,120	-	-	-	-
Credits with related parties	-	-	5,985,898	4,897,331	-	-	-	-
Other credits and amounts	-	-	9,109	9,640	-	-	155,420	179,160

Passivo
Loans and financing (b)	205,838	346,030	8,036,873	7,283,683	205,838	346,030	10,088,172	9,630,936
Leases payable	-	-	-	-	-	-	7,695,929	7,584,192
Suppliers	-	-	64,573	72,702	-	-	1,573,180	1,645,194
Derivatives liabilities	-	-	-	-	-	5,297	-	-
Obligations to related parties	-	-	12,693	8,791	-	-	-	-
Other liabilities	-	-	427,634	316,030	-	-	842,808	618,754

(a)	Excludes judicial deposits, as described in note 14.
(b)	The amount as of June 30, 2021 and December 31, 2020, classified as measured at fair value through profit or loss, is related to the derivative contracted through Exchange Senior Notes.

60

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

In the period ended June 30, 2021, there was no change in the classification between categories of the financial instruments.

34.2.	Derivative and Non-Derivative Financial Instruments

The Company's derivative financial instruments were recognized as follows in the balance sheet:

	Derivatives					Non-derivative
	Fuel	Interest rate	Foreign curency rate	Capped call	ESN	Revenue hedge	Total
Fair value changes
Derivatives assets (liabilities) on December 31, 2020	34,166	-	1,683	87,663	(346,030)	-	(222,518)
Gains (losses) recognized in income (expenses)	-	-	635	(21,587)	132,470	-	111,518
Gains (losses) recognized as exchange rate change	-	-	-	(2,502)	7,722	-	5,220
Gains (losses) recognized in equity valuation adjustments	96,847	-	-	-	-	-	96,847
Receipts during the period	(131,013)	-	(2,318)	-	-	-	(133,331)
Derivatives assets (liabilities) on June 30, 2021	-	-	-	63,573	(205,838)	-	(142,264)
Derivative assets	-	-	-	63,574	-	-	63,574
Loans and financing	-	-	-	-	205,838	-	205,838

Changes in the adjustment of equity valuation
Balance on December 31, 2020	(164,789)	(303,207)	-	-	-	(843,080)	(1,311,076)
Fair value adjustments during the period	96,847	-	-	-	-	-	96,847
Adjustments of hedge accounting of revenue	-	-	-	-	-	259,345	259,345
Net reversal to income (expenses)	55,384	3,236	-	-	-	970	59,590
Balances on June 30, 2021	(12,558)	(299,971)	-	-	-	(582,765)	(895,294)

Effects on income (expenses)	(55,384)	(3,236)	635	(24,090)	140,192	(260,315)	(202,197)
Net Revenue	-	-	-	-	-	(150)	(150)
Fuel	(57,637)	-	-	-	-	-	(57,637)
Financial results	2,253	(3,236)	-	(21,587)	132,470	-	109,900
Exchange rate variation, net	-	-	635	(2,502)	7,722	(260,165)	(254,310)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per IFRS 9 – “Financial Instruments”.

On June 30, 2021, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates), and for aeronautical fuel protection and future revenue in U.S. Dollars.

Cash flow hedges are scheduled for realization and, therefore, reclassification to expense according to the following periods:

	2021	2022	2023	2024	2025 onwards
Fuel	(1,090)	(11,468)	-	-	-
Interest Rate	(8,530)	(21,297)	(26,205)	(26,043)	(217,896)
Revenue Hedge	(20,677)	(155,293)	(263,645)	(143,150)	-
Total	(30,297)	(188,058)	(289,850)	(169,193)	(217,896)

61

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
34.3.	Market Risks

34.3.1.	Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. To mitigate such risks, the Company may use derivative financial instruments. On June 30, 2021, the Company didn’t have derivatives to protect this exposure.

34.3.2.	Interest Rate

The Company is mainly exposed to lease transactions indexed to changes in the Libor rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments. On June 30, 2021, the Company didn’t have derivatives to protect against interest rate exposure.

On June 30, 2021, the Company held financial investments and loans and financing with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on June 30, 2021 that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Short-term investments net of financial debt (a)
Risk	CDI rate drop	Libor rate increase
Reference rates	4.15%	0.08%
Exposure amount (probable scenario) (b)	186,788	(2,867,820)
Remote favorable scenario (-25%)	234	579
Possible favorable scenario (-10%)	94	231
Possible adverse scenario (+10%)	(94)	(231)
Remote adverse scenario (+25%)	(234)	(579)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Book balances recorded as of June 30, 2021.

62

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

34.3.3.	Exchange Rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Ativos
Cash equivalents, short-term investments and restricted cash	26,933	374,979	86,180	491,258
Trade receivables	-	-	83,376	120,167
Deposits	2,502	68,423	1,254,320	1,390,890
Derivatives assets	63,574	87,663	63,574	128,809
Total do ativo	93,009	531,065	1,487,450	2,131,124

Liabilities
Loans and financing	(8,242,711)	(7,629,713)	(9,514,948)	(9,132,988)
Operating leases	-	-	(7,654,355)	(7,536,677)
Suppliers	(13,862)	(24,357)	(407,966)	(481,001)
Provision for aircraft and engine return	-	-	(1,063,514)	(1,030,915)
Derivatives liabilities	-	-	-	(5,297)
Total liabilities	(8,256,573)	(7,654,070)	(18,640,783)	(18,186,878)

Exchange exposure	(8,163,564)	(7,123,005)	(17,153,333)	(16,055,754)

Commitments not recorded in the statements of financial position
Future obligations resulting from firm aircraft orders	(23,567,598)	(23,269,198)	(23,567,598)	(23,269,198)
Total	(23,567,598)	(23,269,198)	(23,567,598)	(23,269,198)

Total foreign currency exposure - R$	(31,731,162)	(30,392,203)	(40,720,931)	(39,324,952)
Total foreign currency exposure - US$	(6,343,441)	(5,848,366)	(8,140,604)	(7,567,293)
Exchange rate (R$/US$)	5.0022	5.1967	5.0022	5.1967

On June 30, 2021, the Company adopted the closing exchange rate of R$5.0022/US$1.00 as a likely scenario. The table below shows the sensitivity analysis and the effect on income (expenses) of exchange rate fluctuations in the exposure amount of the period on June 30, 2021:

		Effect on Income (Expenses)
	Exchange rate	Parent Company	Consolidated
Net liabilities exposed to the risk of appreciation of the U.S. dollar
Dollar depreciation (-25%)	3.7517	2,040,891	4,288,333
Dollar depreciation (-10%)	4.5020	816,356	1,715,333
Dollar appreciation (+10%)	5.5024	(816,356)	(1,715,333)
Dollar appreciation (+25%)	6.2528	(2,040,891)	(4,288,333)

63

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
34.3.4.	Capped Call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

34.4.	Credit Risk

Credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents and financial investments are deposited with counterparties that have a local minimum investment grade rating in the assessment made by the S&P or Moody's agencies (between AAA and AA-), as established by risk management policies.

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

34.5.	Liquidity risk

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio term.

The schedules of financial liabilities held by the Company on June 30, 2021 and December 31, 2020 are as follows:

	Parent Company
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and financing	147,278	-	7,325,590	769,843	8,242,711
Suppliers	64,573	-	-	-	64,573
Obligations to related parties	-	-	12,693	-	12,693
Other liabilities	53	-	427,581	-	427,634
As of June 30, 2021	211,904	-	7,765,864	769,843	8,747,611

Loans and financing	638,965	-	6,201,580	789,168	7,629,713
Suppliers	72,702	-	-	-	72,702
Obligations to related parties	8,791	-	-	-	8,791
Other liabilities	-	-	316,030	-	316,030
As of December 31, 2020	720,458	-	6,517,610	789,168	8,027,236

64

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and financing	1,570,337	202,667	8,460,767	60,239	10,294,010
Suppliers	1,175,629	689,202	4,295,309	1,535,789	7,695,929
Obligations to related parties	1,562,946	-	10,234	-	1,573,180
Other liabilities	381,582	-	461,227	-	842,809
As of June 30, 2021	4,690,494	891,869	13,227,537	1,596,028	20,405,928

Loans and financing	2,120,462	232,817	6,804,167	819,520	9,976,966
Leases to pay	647,850	669,158	4,763,614	1,503,570	7,584,192
Suppliers	1,612,536	-	32,658	-	1,645,194
Derivative obligations	5,297	-	-	-	5,297
Other liabilities	287,275	-	331,479	-	618,754
As of December 31, 2020	4,673,420	901,975	11,931,918	2,323,090	19,830,403

34.6.	Capital Management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that considers suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net indebtedness, including short and long-term loans and financing and leases. The following table shows the financial leverage:

	Consolidated
	June 30, 2021	December 31, 2020

Total Loans and Financing	10,294,010	9,976,966
Total Leases Payable	7,695,929	7,584,192
(-) Cash and Cash Equivalents	(760,269)	(662,830)
(-) Financial Investments	(23,006)	(629,335)
(-) Restricted cash	(313,815)	(544,607)
Net Debt	16,892,849	15,724,386

35.	Non-Cash Transactions

	Parent Company
	June 30, 2021	June 30, 2020
Share-based payment (investments/share-based payment)	8,547	10,405
Unrealized result of derivatives (investments/equity valuation adjustment)	415,782	(1,078,439)
Actuarial Losses from post-employment benefits	-	27,287
Capital increase with shares issued to non-controlling shareholders	606,839	-
Results on treasury shares disposal	279	-
Treasury shares transfer	19,834	-

65

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	June 30, 2021	June 30, 2020
Acquisition of property, plant and equipment through financing (fixed assets / loans and financing)	-	25,974
Debt amortization with restricted cash (restricted cash / loans and financing)	198,270	-
Debt amortization with applied deposits (deposits / lease payables)	(8,126)	-
Right to use flight equipment (fixed assets / leases payable)	430,658	131,014
Financial lease agreement renegotiation (fixed assets/leases payable)	47,449	156,424
Actuarial Losses from post-employment benefits	-	27,287
Leaseback (Fixed assets/leases)	-	(35,316)
Forfaiting (forfaiting/loans)	-	(359,337)
Provision for aircraft return (fixed assets / provisions)	10,326	-
Unrealized result of derivatives (derivative rights/equity valuation adjustment)	415,782	810,199
Capital increase with shares issued to non-controlling shareholders	606,839	-
Constitution of capital reserves	744,450	-
Results on treasury shares disposal	279	-
Treasury shares transfer	19,834	-

66

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
36.	Liabilities from Financing Activities

The changes in the liabilities of the Company’s financing activities are shown below for the period ended June 30, 2021, and 2020:

36.1.	Parent Company

			June 30, 2021
				Adjustment to profit			Non cash transactions
	Opening balance	Net cash flows (used in) from financing activities	Net cash flow from operating activities	Exchange rate variation, net	Provision for interest and cost amortization	Unrealized derivatives results	Capital increase from non-controlling shareholders	Results on disposal and transfer of treasury shares	Closing balance
Loans and financing	7,629,713	1,001,906	(326,520)	(334,229)	396,795	(124,954)	-	-	8,242,711
Share capital	3,009,436	423,061	-	-	-	-	606,839	-	4,039,336
Shares to be issued	1,180	908	-	-	-	-	-	-	2,088
Shares in Treasury	(62,215)	588	-	-	-	-	-	20,113	(41,514)

						June 30, 2020
						Adjustment to profit
			Opening balance	Net cash flows (used in) from financing activities	Net cash flow from operating activities	Exchange rate variation, net	Provision for interest and cost amortization	Unrealized derivatives results	Closing balance
Loans and financing			6,595,140	(405,878)	(223,770)	2,224,607	286,666	(409,136)	8,067,629

67

Notes on the Parent Company and Consolidated Quarterly Information (ITR) June 30, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

36.2.	Consolidated

	June 30, 2021
				Non cash transactions				Adjustment to profit
	Opening balance	Net cash flows (used in) from financing activities	Net cash used in operating activities	Property, plant and equipment acquisition through new agreements and contractual amendment	Transaction with non-controlling shareholders and sale/transfer of treasury shares	Amortization with related assets	Distribution of interim dividends	Exchange rate changes, net	Provision for interest and cost amortization	Unrealized income (expenses) on derivatives	Closing balance
Loans and financing	9,976,966	939,729	(378,944)	-	-	(198,270)	-	(373,966)	453,449	(124,954)	10,294,010
Leases	7,584,192	(524,898)	17,794	478,107	-	(8,126)	-	(296,202)	445,062	-	7,695,929
Dividends and interest on shareholders’ equity to pay (1)	23,139	(260,131)	-	-	-	-	236,992	-	-	-	-
Share capital	3,009,436	423,061	-	-	606,839	-	-	-	-	-	4,039,336
Shares to be issued	1,180	908	-	-	-	-	-	-	-	-	2,088
Actions in Treasury	(62,215)	588	-	-	20,113	-	-	-	-	-	(41,514)
Capital reserves	207,246	(744,450)	8,547	-	724,337	-	-	-	-	-	195,680

(1)	The amount is recorded in the Other liabilities group, in current liabilities.

		June 30, 2020
				Non cash transactions				Adjustment to profit
	Opening balance	Net cash flows (used in) from financing activities	Net cash flows used in operating activities	Property, plant, and equipment acquisition through financing	Debtor risk	Gains (losses) recognized in the adjustment of equity valuation	Write-offs	Exchange rate changes, net	Provision for interest and cost amortization	Write-offs and contractual amendments	Unrealized income (expenses) on derivatives	Closing balance
Loans and financing	8,409,841	(250,686)	(276,623)	25,974	359,337	-	-	2,673,698	351,037	-	(409,136)	10,883,442
Leases	6,052,780	(527,902)	(4,530)	104,055	-	-	(120,947)	2,088,048	309,064	156,424	-	8,056,992
Derivatives	(127,119)	21,800	(545,300)	-	-	810,199	-	(20,709)	-	-	101,228	240,099

68

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer